UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82_____.)


                                        MEXICAN STOCK EXCHANGE
                                             SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                       Quarter:   2                   Year:  2003
GRUPO TELEVISA, S.A.

                                  CONSOLIDATED FINANCIAL STATEMENT
                                     AT JUNE 30 OF 2003 AND 2002
                                        (Thousands of Pesos)


JUDGED INFORMATION                                                                             FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
REF                                                   QUARTER OF PRESENT            QUARTER OF PREVIOUS
                       CONCEPTS                         FINANCIAL YEAR                 FINANCIAL YEAR
                                                     --------------------------------------------------------
 S                                                       AMOUNT            %           AMOUNT            %
-------------------------------------------------------------------------------------------------------------
 1    TOTAL ASSETS                                      52,947,533         100        52,060,624         100

 2    CURRENT ASSETS                                    19,649,501          37        17,954,814          34
 3    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)           10,033,617          19         6,977,746          13
 4    OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE            4,524,469           9         4,543,400           9
 5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)            656,696           1         1,654,095           3
 6    INVENTORIES                                        4,017,139           8         3,977,556           8
 7    OTHER CURRENT ASSETS                                 417,580           1           802,017           2
 8    LONG-TERM                                          3,292,662           6         3,648,599           7
 9    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                    0           0             6,677           0
10    INVESTMENT IN SHARES OF SUBSIDIARIES
      AND NON-CONSOLIDATED                               3,141,259           6         2,736,667           5
11    OTHER INVESTMENTS                                    151,403           0           905,255           2
12    PROPERTY, PLANT AND EQUIPMENT                     15,329,167          29        15,425,898          30
13    PROPERTY                                          11,647,050          22        11,800,855          23
14    MACHINERY AND INDUSTRIAL                           9,997,332          19         9,561,293          18
15    OTHER EQUIPMENT                                    2,316,443           4         1,730,861           3
16    ACCUMULATED DEPRECIATION                           9,886,699          19         8,831,735          17
17    CONSTRUCTION IN PROGRESS                           1,255,041           2         1,164,624           2
18    DEFERRED ASSETS (NET)                              9,062,994          17         9,594,001          18
19    OTHER ASSETS                                       5,613,209          11         5,437,312          10

20    TOTAL LIABILITIES                                 30,667,872         100        29,731,923         100

21    CURRENT LIABILITIES                                4,476,811          15         5,282,227          18
22    SUPPLIERS                                          1,912,142           6         2,503,507           8
23    BANK LOANS                                           282,393           1           538,498           2
24    STOCK MARKET LOANS                                         0           0           714,668           2
25    TAXES TO BE PAID                                     436,589           1           318,008           1
26    OTHER CURRENT LIABILITIES                          1,845,687           6         1,207,546           4
27    LONG-TERM LIABILITIES                             15,194,208          50        14,090,221          47
28    BANK LOANS                                         2,053,072           7         1,521,013           5
29    STOCK MARKET LOANS                                11,959,371          39        11,903,008          40
30    OTHER LOANS                                        1,181,765           4           666,200           2
31    DEFERRED LOANS                                     9,279,892          30         9,225,173          31
32    OTHER LIABILITIES                                  1,716,961           6         1,134,302           4

33    CONSOLIDATED STOCK HOLDERS' EQUITY                22,279,661         100        22,328,701         100

34    MINORITY INTEREST                                  1,165,873           5         1,084,060           5
35    MAJORITY INTEREST                                 21,113,788          95        21,244,641          95
36    CONTRIBUTED CAPITAL                                7,633,204          34         7,686,058          34
37    PAID-IN CAPITAL STOCK (NOMINAL)                    1,501,045           7         1,513,427           7
38    RESTATEMENT OF PAID-IN CAPITAL STOCK               5,913,001          27         5,953,881          27
39    PREMIUM ON SALES OF SHARES                           219,158           1           218,750           1
40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                 0           0                 0           0
41    CAPITAL INCREASE (DECREASE)                       13,480,584          61        13,558,583          61
42    RETAINED EARNINGS AND CAPITAL RESERVE             12,399,732          56        11,837,007          53
43    REPURCHASE FUNDS OF SHARES                         5,340,797          24         5,585,689          25
44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
      HOLDERS' EQUITY                                   (5,775,135)        (26)       (5,171,228)        (23)

45    NET INCOME FOR THE YEAR                            1,515,190           7         1,307,115           6

-------------------------------------------------------------------------------------------------------------



                                           MEXICAN STOCK EXCHANGE
                                              SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                 Quarter:   2           Year:  2003
GRUPO TELEVISA, S.A.
                                      CONSOLIDATED FINANCIAL STATEMENT
                                        BREAKDOWN OF MAIN CONCEPTS
                                          (Thousands of Pesos)


JUDGED INFORMATION                                                                                FINAL PRINTING
----------------------------------------------------------------------------------------------------------------
   REF                                                   QUARTER OF PRESENT            QUARTER OF PREVIOUS
                        CONCEPTS                           FINANCIAL YEAR                 FINANCIAL YEAR
                                                        --------------------------------------------------------
    S                                                        Amount           %            Amount           %
----------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                   10,033,617        100          6,977,746        100
   46     CASH                                                 283,530          3            463,148          7
   47     SHORT-TERM INVESTMENTS                             9,750,087         97          6,514,598         93

   18     DEFERRED ASSETS (NET)                              9,062,994        100          9,594,001        100
   48     AMORTIZED OR REDEEMED EXPENSES                     1,618,797         18          1,978,676         21
   49     GOODWILL                                           7,444,197         82          7,615,325         79
   50     DEFERRED TAXES                                             0          0                  0          0
   51     OTHERS                                                     0          0                  0          0

   21     CURRENT LIABILITIES                                4,476,811        100          5,282,227        100
   52     FOREIGN CURRENCY LIABILITIES                       1,951,989         44          3,375,939         64
   53     MEXICAN PESOS LIABILITIES                          2,524,822         56          1,906,288         36

   24     STOCK MARKET LOANS                                         0          0            714,668        100
   54     COMMERCIAL PAPER                                           0          0            714,668        100
   55     CURRENT MATURITIES OF MEDIUM TERM NOTES                    0          0                  0          0
   56     CURRENT MATURITIES OF BONDS                                0          0                  0          0

   26     OTHER CURRENT LIABILITIES                          1,845,687        100          1,207,546        100
   57     OTHER CURRENT LIABILITIES WITH COST                        0          0             14,030          1
   58     OTHER CURRENT LIABILITIES WITHOUT COST             1,845,687        100          1,193,516         99

   27     LONG-TERM LIABILITIES                             15,194,208        100         14,090,221        100
   59     FOREIGN CURRENCY LIABILITIES                      10,591,961         70         10,017,883         71
   60     MEXICAN PESOS LIABILITIES                          4,602,247         30          4,072,338         29

   29     STOCK MARKET LOANS                                11,959,371        100         11,903,008        100
   61     BONDS                                             11,959,371        100         11,903,008        100
   62     MEDIUM TERM NOTES                                          0          0                  0          0

   30     OTHER LOANS                                        1,181,765        100            666,200        100
   63     OTHER LOANS WITH COST                                      0          0                  0          0
   64     OTHER LOANS WITHOUT COST                           1,181,765        100            666,200        100

   31     DEFERRED LOANS                                     9,279,892        100          9,225,173        100
   65     NEGATIVE GOODWILL                                          0          0                  0          0
   66     DEFERRED TAXES                                     1,033,725         11          1,901,386         21
   67     OTHERS                                             8,246,167         89          7,323,787         79

   32     OTHER LIABILITIES                                  1,716,961        100          1,134,302        100
   68     RESERVES                                             110,196          6             48,373          4
   69     OTHER LIABILITIES                                  1,606,765         94          1,085,929         96

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK        (5,775,135)       100         (5,171,228)       100
          HOLDERS' EQUITY
   70     ACCUMULATED INCOME DUE TO MONETARY POSITION          (29,197)        (1)           (29,197)        (1)
   71     INCOME FROM NON-MONETARY POSITION ASSETS          (5,745,938)       (99)        (5,142,031)       (99)

----------------------------------------------------------------------------------------------------------------


                                               MEXICAN STOCK EXCHANGE
                                                   SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                   Quarter:   2            Year:   2003
GRUPO TELEVISA, S.A.
                                        CONSOLIDATED FINANCIAL STATEMENT
                                                OTHER CONCEPTS
                                             (Thousands of Pesos)

JUDGED INFORMATION                                                                                        FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------
   REF                                                           QUARTER OF PRESENT            QUARTER OF PREVIOUS
                     CONCEPTS                                      FINANCIAL YEAR                 FINANCIAL YEAR
                                                            ------------------------------------------------------------
    S                                                                   Amount                        Amount
------------------------------------------------------------------------------------------------------------------------
   72     WORKING CAPITAL                                           15,172,690                    12,672,587
   73     PENSIONS FUND AND SENIORITY PREMIUMS                         800,401                       784,322
   74     EXECUTIVES (*)                                                    36                            47
   75     EMPLOYERS (*)                                                 12,350                        12,853
   76     WORKERS (*)                                                                                      0
   77     CIRCULATION SHARES (*)                                 8,783,804,425                 8,856,259,557
   78     REPURCHASED SHARES (*)                                   316,106,980                   276,740,433

------------------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                                                  MEXICAN STOCK EXCHANGE
                                                        SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                       Quarter:    2             Year:   2003
GRUPO TELEVISA, S.A.
                                             CONSOLIDATED EARNING STATEMENT
                                    FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
                                                 (Thousands of Pesos)
                                                                                                              FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------
   REF                                                               QUARTER OF PRESENT            QUARTER OF PREVIOUS
                       CONCEPTS                                        FINANCIAL YEAR                FINANCIAL YEAR
                                                                ------------------------------------------------------------
    R                                                                    Amount           %            Amount           %
----------------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                     10,536,258        100          9,998,072        100
    2     COST OF SALES                                                  6,299,037         60          6,392,717         64
    3     GROSS INCOME                                                   4,237,221         40          3,605,355         36
    4     OPERATING                                                      1,686,376         16          1,694,812         17
    5     OPERATING INCOME                                               2,550,845         24          1,910,543         19
    6     TOTAL FINANCING COST                                             353,552          3            376,738          4
    7     INCOME AFTER FINANCING COST                                    2,197,293         21          1,533,805         15
    8     OTHER FINANCIAL OPERATIONS                                       108,115          1            914,420          9
    9     INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING                                                        2,089,178         20            619,385          6
   10     RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING                                                          588,051          6             12,139          0
   11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING                                                        1,501,127         14            607,246          6
   12     SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES                                        6,539          0           (390,562)        (4)
   13     CONSOLIDATED NET INCOME OF CONTINUOUS
          OPERATIONS                                                     1,507,666         14            216,684          2
   14     INCOME OF DISCONTINUOUS OPERATIONS                                     0          0         (1,103,235)       (11)
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                            1,507,666         14          1,319,919         13
   16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                              0          0                  0          0
   17     NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES                                       0          0                  0          0
   18     NET CONSOLIDATED INCOME                                        1,507,666         14          1,319,919         13
   19     NET INCOME OF MINORITY INTEREST                                   (7,524)        (0)            12,804          0
   20     NET INCOME OF MAJORITY INTEREST                                1,515,190         14          1,307,115         13

----------------------------------------------------------------------------------------------------------------------------



                                              MEXICAN STOCK EXCHANGE
                                                  SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                  Quarter:    2            Year:   2003
GRUPO TELEVISA, S.A.
                                         CONSOLIDATED EARNING STATEMENT
                                           BREAKDOWN OF MAIN CONCEPTS
                                              (Thousands of Pesos)
                                                                                                        FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
   REF                                                            QUARTER OF PRESENT          QUARTER OF PREVIOUS
                       CONCEPTS                                     FINANCIAL YEAR               FINANCIAL YEAR
                                                             ---------------------------------------------------------
    R                                                               Amount           %           Amount          %
----------------------------------------------------------------------------------------------------------------------
    1     NET SALES                                                10,536,258         100        9,998,072        100
   21     DOMESTIC                                                  8,715,222          83        8,457,943         85
   22     FOREIGN                                                   1,821,036          17        1,540,129         15
   23     TRANSLATED INTO DOLLARS (***)                               174,462           2          147,550          1

    6     TOTAL FINANCING COST                                        353,552         100          376,738        100
   24     INTEREST PAID                                               650,882         184          659,625        175
   25     EXCHANGE LOSSES                                             370,790         105          733,231        195
   26     INTEREST EARNED                                             354,864         100          322,477         86
   27     EXCHANGE PROFITS                                            363,151         103          832,082        221
   28     GAIN DUE TO MONETARY POSITION                                49,895          14          138,441         37

    8     OTHER FINANCIAL OPERATIONS                                  108,115         100          914,420        100
   29     OTHER NET EXPENSES (INCOME) NET                             108,115         100          914,420        100
   30     (PROFIT) LOSS ON SALE OF OWN SHARES                               0           0                0          0
   31     (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                   0           0                0          0

   10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING               588,051         100           12,139        100
   32     INCOME TAX                                                  809,817         138          513,642      4,231
   33     DEFERRED INCOME TAX                                        (224,847)        (38)        (516,766)    (4,257)
   34     WORKERS' PROFIT SHARING                                       3,081           1           15,263        126
   35     DEFERRED WORKERS' PROFIT SHARING                                  0           0                0          0

----------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                              MEXICAN STOCK EXCHANGE
                                                   SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                    Quarter:   2       Year:   2003
GRUPO TELEVISA, S.A.
                                         CONSOLIDATED EARNING STATEMENT
                                                OTHER CONCEPTS
                                             (Thousands of Pesos)
                                                                                                 FINAL PRINTING
---------------------------------------------------------------------------------------------------------------
   REF                                                  QUARTER OF PRESENT            QUARTER OF PREVIOUS
                  CONCEPTS                                FINANCIAL YEAR                FINANCIAL YEAR
                                                   ------------------------------------------------------------
    R                                                          Amount                        Amount
---------------------------------------------------------------------------------------------------------------
   36     TOTAL SALES                                      11,449,808                    10,749,051
   37     NET INCOME OF THE YEAR                            1,076,495                      (169,458)
   38     NET SALES (**)                                   22,366,450                    21,468,094
   39     OPERATION INCOME (**)                             5,348,656                     4,611,019
   40     NET INCOME OF MAJORITY INTEREST (**)                955,120                     2,626,330
   41     NET CONSOLIDATED INCOME (**)                        865,101                     2,628,757

---------------------------------------------------------------------------------------------------------------
  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED



                                                MEXICAN STOCK EXCHANGE
                                                     SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                             Quarter:   2      Year:   2003
GRUPO TELEVISA, S.A.
                                           CONSOLIDATED FINANCIAL STATEMENT
                                    FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
                                                (Thousands of Pesos)
                                                                                                          FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------
   REF                                                           QUARTER OF PRESENT            QUARTER OF PREVIOUS
                        CONCEPTS                                   FINANCIAL YEAR                FINANCIAL YEAR
                                                            ------------------------------------------------------------
    C                                                                   Amount                        Amount
------------------------------------------------------------------------------------------------------------------------
    1     CONSOLIDATED NET INCOME                                    1,507,666                     1,319,919
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
           REQUIRE USING CASH                                          561,135            -           21,149
    3     CASH FLOW FROM NET INCOME OF THE YEAR                      2,068,801                     1,298,770
    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                     242,845                       894,372
    5     CASH GENERATED (USED) IN OPERATING ACTIVITIES              2,311,646                     2,193,142
    6     CASH FLOW FROM EXTERNAL FINANCING                           (455,173)                    1,023,745
    7     CASH FLOW FROM INTERNAL FINANCING                           (875,599)                       65,393
    8     CASH FLOW GENERATED (USED) BY FINANCING                   (1,330,772)                    1,089,138
    9     CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                   156,301                    (2,324,484)
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                1,137,175                       957,796
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                        8,896,442                     6,019,950
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                 10,033,617                     6,977,746

------------------------------------------------------------------------------------------------------------------------



                                                  MEXICAN STOCK EXCHANGE
                                                       SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                            Quarter:   2            Year:   2003
GRUPO TELEVISA, S.A.
                                             CONSOLIDATED FINANCIAL STATEMENT
                                                BREAKDOWN OF MAIN CONCEPTS
                                                    (Thousands of Pesos)
                                                                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
   REF                                                                QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                   CONCEPTS                             FINANCIAL YEAR                FINANCIAL YEAR
                                                                 ------------------------------------------------------------
    C                                                                        Amount                        Amount
-----------------------------------------------------------------------------------------------------------------------------
    2      + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH                                                561,135                       (21,149)
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                        959,477                       870,916
   14      + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
          AND SENIORITY PREMIUMS
   15      + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
   16      + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
          ACTUALIZATION
   17      + (-) OTHER ITEMS                                               (398,342)                     (892,065)

    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                          242,845                       894,372
   18      + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE             5,028,367                     4,659,166
   19      + (-) DECREASE (INCREASE) IN INVENTORIES                        (380,859)                     (300,831)
   20      + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
          RECEIVABLE                                                        235,310                      (198,665)
   21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                   (344,170)                      393,943
   22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                (4,295,803)                   (3,659,241)

    6     CASH FLOW FROM EXTERNAL FINANCING                                (455,173)                    1,023,745
   23      + SHORT-TERM BANK AND STOCK MARKET FINANCING                     638,186                       917,411
   24      + LONG-TERM BANK AND STOCK MARKET FINANCING                       29,042                     2,947,950
   25      + DIVIDEND RECEIVED                                                                                  -
   26      + OTHER FINANCING                                                                                    -
   27      (-) BANK FINANCING AMORTIZATION                                 (230,014)                   (2,885,172)
   28      (-) STOCK MARKET AMORTIZATION                                   (720,415)                            -
   29      (-) OTHER FINANCING AMORTIZATION                                (171,972)                       43,556

    7     CASH FLOW FROM INTERNAL FINANCING                                (875,599)                       65,393
   30      + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                     (318,737)                       65,393
   31      (-) DIVIDENDS PAID                                              (556,862)
   32      + PREMIUM ON SALE OF SHARES
   33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES

    9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES                                                        156,301                    (2,324,484)
   34      + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE                                              45,174                    (2,080,636)
   35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                (447,305)                     (803,317)
   36      (-) INCREASE IN CONSTRUCTIONS IN PROGRESS
   37      + SALE OF OTHER PERMANENT INVESTMENTS
   38      + SALE OF TANGIBLE FIXED ASSETS                                  101,318                        55,898
   39      + (-) OTHER ITEMS                                                457,114                       503,571

-----------------------------------------------------------------------------------------------------------------------------



                                                     MEXICAN STOCK EXCHANGE
                                                          SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                     Quarter:   2              Year:   2003
GRUPO TELEVISA, S.A.
                                                            RATIOS
                                                         CONSOLIDATED


JUDGED INFORMATION                                                                                          FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------
   REF                                                             QUARTER OF PRESENT            QUARTER OF PREVIOUS
                       CONCEPTS                                      FINANCIAL YEAR                FINANCIAL YEAR
    P
--------------------------------------------------------------------------------------------------------------------------
          YIELD
    1     NET INCOME TO NET SALES                                          14.31      %                  13.20      %
    2     NET INCOME TO STOCK HOLDERS' EQUITY (**)                          4.52      %                  12.36      %
    3     NET INCOME TO TOTAL ASSETS (**)                                   1.63      %                   5.05      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                        0.00      %                   0.00      %
    5     INCOME DUE TO MONETARY POSITION TO NET INCOME                    (3.31)     %                 (10.49)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                      0.42  times                   0.41  times
    7     NET SALES TO FIXED ASSETS (**)                                    1.46  times                   1.39  times
    8     INVENTORIES ROTATION (**)                                         3.36  times                   3.36  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                67  days                      71  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                 9.65      %                   8.63      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                                57.92      %                  57.11      %
   12     TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                        1.38  times                   1.33  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                40.90      %                  45.05      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                            99.12      %                  91.34      %
   15     OPERATING INCOME TO INTEREST PAID                                 3.92  times                   2.90  times
   16     NET SALES TO TOTAL LIABILITIES (**)                               0.73  times                   0.72  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                             4.39  times                   3.40  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                       3.49  times                   2.65  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                               0.64  times                   0.60  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                         224.12      %                 132.10      %

          CASH FLOW
   21     CASH FLOW FROM NET INCOME TO NET SALES                           19.64      %                  12.99      %
   22     CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                      2.30      %                   8.95      %
   23     CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                     3.55  times                   3.32  times
   24     EXTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                     34.20      %                  94.00      %
   25     INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                     65.80      %                   6.00      %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                     (286.18)     %                  34.56      %

--------------------------------------------------------------------------------------------------------------------------
  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
       MONTHS.



                                                  MEXICAN STOCK EXCHANGE
                                                        SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                  Quarter:   2               Year:   2003
GRUPO TELEVISA, S.A.
                                                      DATA PER SHARE

                                             CONSOLIDATED FINANCIAL STATEMENT
                                                                                                          FINAL PRINTING

------------------------------------------------------------------------------------------------------------------------
   REF                                                            QUARTER OF PRESENT            QUARTER OF PREVIOUS
                        CONCEPTS                                    FINANCIAL YEAR                 FINANCIAL YEAR
                                                          --------------------------------------------------------------
    D                                                                  AMOUNT                         AMOUNT
------------------------------------------------------------------------------------------------------------------------
    1     BASIC PROFIT PER ORDINARY SHARE (**)                 $          .11                 $          .30
    2     BASIC PROFIT PER PREFERRED SHARE (**)                $          .11                 $          .30
    3     DILUTED PROFIT PER ORDINARY SHARE (**)               $          .00                 $          .00
    4     CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE (**)                                           $          .10                 $          .17
    5     EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $          .00                 $          .12
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $          .00                 $          .00
    7     EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)           $          .00                 $          .00
    8     CARRYING VALUE PER SHARE                             $         2.40                 $         2.40
    9     CASH DIVIDEND ACCUMULATED PER SHARE                  $          .00                 $          .00
   10     DIVIDEND IN SHARES PER SHARE                                    .00  shares                    .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                 2.50  times                    2.61  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                    55.34  times                   21.17  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**)                                                    54.82  times                   20.99  times

------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
       MONTHS.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                         Quarter:   2   Year:  2003
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)

                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
------------------------------------------------------------------------------

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

     S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE SECOND QUARTER OF 2003, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.48,005, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).



     BOARD OF DIRECTORS

     OTHER ALTERNATE DIRECTORS OF THE COMPANY'S BOARD OF DIRECTORS ARE AS
     FOLLOWS:

     SERIES "A"
     ----------

     JOAQUIN BALCARCEL SANTA CRUZ
     JUAN PABLO ANDRADE FRICH
     JUAN SEBASTIAN MIJARES ORTEGA
     JORGE LUTTEROTH ECHEGOYEN
     RAFAEL CARABIAS PRINCIPE
     SALVI RAFAEL FOLCH VIADERO
     LUCRECIA ARAMBURUZABALA LARREGUI
     LEOPOLDO GOMEZ GONZALEZ BLACO
     GUILLERMO NAVA GOMEZ-TAGLE
     MAXIMILIANO ARTEAGA CARLEBACH
     FELIX ARAUJO RAMIREZ
     FRANCISCO JOSE CHEVEZ ROBELO
     JUAN FERNANDO CALVILLO ARMENDARIZ
     ALEXANDRE MOREIRA PENNA DA SILVA
     JOSE ANTONIO LARA DEL OLMO

     SERIES "D"
     ----------

     JOSE LUIS FERNANDEZ FERNANDEZ
     HERBERT ALLEN III

     SERIES "L"
     ----------

     RAUL MORALES MEDRANO
     ALBERTO MONTIEL CASTELLANOS

     ALSO,THE COMPANY'S BOARD OF DIRECTORS HAS ONE SECRETARY AND TWO PROSECRETARIES, AS FOLLOWS:

     SECRETARY:  JUAN SEBASTIAN MIJARES ORTEGA
     PRO-SECRETARY:  ALFONSO DE ANGOITIA NORIEGA
     PRO-SECRETARY:  RICARDO MALDONADO YANEZ



-------------------------------------------------------------------------------

     (1 ) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                                  MEXICAN STOCK EXCHANGE
                                                      SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                                                    Quarter:  2    Year:   2003
GRUPO TELEVISA, S.A.
                                                                                                                CONSOLIDATED
                                                                                                              FINAL PRINTING

                                      INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                                             CHARACTERISTICS OF THE SHARES
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        CAPITAL STOCK
                                         NUMBER OF SHARES                                           (Thousands of Pesos)
                                  -------------------------------------------------------------------------------------------
             NOMINAL    VALID          FIXED         VARIABLE
  SERIES      VALUE    COUPON         PORTION         PORTION         MEXICAN      SUBSCRIPTION      FIXED        VARIABLE
-----------------------------------------------------------------------------------------------------------------------------
A                           -       4,458,269,541                   4,458,269,541                     761,863
-----------------------------------------------------------------------------------------------------------------------------
D                           -       2,162,767,442                                  2,162,767,442      369,591
-----------------------------------------------------------------------------------------------------------------------------
L                           -       2,162,767,442                   2,162,767,442                     369,591
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                       -       8,783,804,425           -       6,621,036,983  2,162,767,442     1,501,045            -
-----------------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

        8,783,804,425

SHARES PROPORTION BY :

CPO'S:    THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS:
ADRS'S:
GDRS'S:
ADS'S:
GDS'S:    TWENTY CPO's


                           REPURCHASED OWN SHARES

                  NUMBER OF            MARKET VALUE OF THE SHARE
   SERIES          SHARES         AT REPURCHASE         AT QUARTER
   ------------------------------------------------------------------
        A         121,429,672       6.35300              6.00185
        D          97,338,654       6.35300              6.00185
        L          97,338,654       6.35300              6.00185

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA                  Quarter:   2       Year:   2003
GRUPO TELEVISA, S.A.                                             CONSOLIDATED
                                                               FINAL PRINTING

THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                          9,099,911,405
REPURCHASED                                                      (316,106,980)
                                                              ----------------
OUTSTANDING                                                     8,783,804,425
                                                              ================


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                        157,667,100
SHARES ACQUIRED BY TELEVISA COMERCIAL, S.A. DE C.V.               496,750,068
SHARES ACQUIRED BY TELESPECIALIDADES, S.A. DE C.V.                  4,773,849
RESALE OF SHARES                                                      (30,000)
CANCELLATION OF SHARES                                           (343,054,037)
                                                              ----------------
                                                                  316,106,980

                                                              ================

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
      AT QUARTER ARE HISTORICAL.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                       Quarter:  2    Year:   2003
GRUPO TELEVISA, S.A.                                             CONSOLIDATED
                                                               FINAL PRINTING

     DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE FOR THE
     INFORMATION.

     I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

     THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

     -------------------------------------------------
           C.P. JORGE LUTTEROTH ECHEGOYEN
            Controller, Vice-president

                       MEXICO, D.F. AT JULE 16, 2003

                         MEXICAN STOCK EXCHANGE ("BMV")
                                   SIFIC / ICS

STOCK EXCHANGE CODE:            TLEVISA                   DATE:      7/18/2003


GENERAL DATA OF ISSUER
-------------------------------------------------------------------------------


COMPANY'S NAME:                 GRUPO TELEVISA, S.A.
ADDRESS:                        AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-20-00
FAX:                            5261-24-94                         AUTOMATICO
E-MAIL:                         ir@televisa.com.mx
INTERNET ADDRESS:               www.televisa.com.mx


TAX DATA OF THE ISSUER
-------------------------------------------------------------------------------

COMPANY TAX CODE:               GTE901219GK3
ADDRESS:                        AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.

RESPONSIBLE FOR PAYMENT
-------------------------------------------------------------------------------

NAME:                           C.P. JOSE RAUL GONZALEZ LIMA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-25-77
FAX:                            5261-20-43


EXECUTIVES DATA
-------------------------------------------------------------------------------

BMV POSITION:                   CHAIRMAN OF THE BOARD
POSITION:                       CHAIRMAN OF THE BOARD
NAME:                           SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                        AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                   DOCTORES
ZIP CODE:                       O6724
CITY AND STATE:                 MEXICO D.F.
TELEPHONE:                      5709-42-89
FAX:                            5709-39-88
E-MAIL:                         emilio@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   GENERAL DIRECTOR
POSITION:                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                           SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                        AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                   DOCTORES
ZIP CODE:                       O6724
CITY AND STATE:                 MEXICO D.F.
TELEPHONE:                      5709-42-89
FAX:                            5709-39-88
E-MAIL:                         emilio@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   FINANCE DIRECTOR
POSITION:                       EXECUTIVE VICE PRESIDENT AND CHIEF
                                  FINANCIAL OFFICER
NAME:                           LIC. ALFONSO DE ANGOITIA NORIEGA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO D.F.
TELEPHONE:                      5261-24-52
FAX:                            5261-24-54
E-MAIL:                         aangoitia@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   RESPONSIBLE FOR SENDING QUARTERLY
                                  FINANCIAL INFORMATION
POSITION:                       DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                           C.P. JOSE RAUL GONZALEZ LIMA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-25-77
FAX:                            5261-20-43
E-MAIL:                         rglima@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   RESPONSIBLE FOR LEGAL MATTERS
POSITION:                       VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
                                  OF GRUPO TELEVISA
NAME:                           LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-25-85
FAX:                            5261-25-46
E-MAIL:                         jmijares@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                       SECRETARY OF THE BOARD OF DIRECTORS
NAME:                           LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-25-85
FAX:                            5261-25-46
E-MAIL:                         jmijares@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                       EXTERNAL GENERAL COUNSEL
NAME:                           LIC. RICARDO MALDONADO YANEZ
ADDRESS:                        MONTES URALES 505, PISO 3
NEIGHBORHOOD:                   LOMAS DE CHAPULTEPEC
ZIP CODE:                       11000
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5201-74-47
FAX:                            5520-10-65
E-MAIL:                         rmaldonado@macf.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                       DIRECTOR OF INVESTOR RELATIONS
NAME:                           LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-24-46
FAX:                            5261-24-46
E-MAIL:                         aislast@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   RESPONSIBLE FOR SENDING INFORMATION
                                THROUGH EMISNET
POSITION:                       SECRETARY OF THE BOARD OF DIRECTORS
NAME:                           LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-25-85
FAX:                            5261-25-46
E-MAIL:                         jmijares@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:                   RESPONSIBLE FOR SENDING RELEVANT EVENTS
                                THROUGH EMISNET
POSITION:                       DIRECTOR OF INVESTOR RELATIONS
NAME:                           LIC. ALBERTO ISLAS TORRES
ADDRESS:                        AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                   SANTA FE
ZIP CODE:                       O1210
CITY AND STATE:                 MEXICO, D.F.
TELEPHONE:                      5261-20-42
FAX:                            5261-24-94
E-MAIL:                         aislast@televisa.com.mx
-------------------------------------------------------------------------------

                         MEXICAN STOCK EXCHANGE ("BMV")
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                   DATE: 7/18/2003
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS
-------------------------------------------------------------------------------
SERIES          A
-------------------------------------------------------------------------------
POSITION:       PRESIDENT(S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           EMILIO FERNANDO AZCARRAGA JEAN

-------------------------------------------------------------------------------
POSITION:       VICE PRESIDENT(S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MARIA ASUNCION ARAMBURUZABALA LARREGUI

-------------------------------------------------------------------------------
POSITION:       DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MARIA ASUNCION ARAMBURUZABALA LARREGUI

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           EMILIO FERNANDO AZCARRAGA JEAN

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JULIO BARBA HURTADO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOSE ANTONIO BASTON PATINO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MANUEL JORGE CUTILLAS COVANI

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ALFONSO DE ANGOITIA NORIEGA

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           CARLOS FERNANDEZ GONZALEZ

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           BERNARDO GOMEZ MARTINEZ

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           CLAUDIO X. GOZALEZ LAPORTE

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ENRIQUE KRAUZE KLEINBORT

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           GILBERTO PEREZALONSO CIFUENTES

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ALEJANDRO QUINTERO INIGUEZ

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           FERNANDO SENDEROS MESTRE

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           LORENZO H. ZAMBRANO TREVINO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           PEDRO ASPE ARMELLA


-------------------------------------------------------------------------------
POSITION :      ALTERNATE DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JUAN PABLO ANDRADE FRICH

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOAQUIN BALCARCEL SANTA CRUZ

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JORGE LUTTEROTH ECHEGOYEN

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           RAFAEL CARABIAS PRINCIPE

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           SALVI FOLCH VIADERO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JUAN SEBASTIAN MIJARES ORTEGA

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           LUCRECIA ARAMBURUZABALA LARREGUI

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           LEOPOLDO GOMEZ GONZALEZ BLANCO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           GUILLERMO NAVA GOMEZ-TAGLE

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MAXIMILIANO ARTEAGA CARLEBACH

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           FRANCISCO JOSE CHEVEZ ROBELO

-------------------------------------------------------------------------------
POSITION:       STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------
POSITION:       ALTERNATE STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------
POSITION:       SECRETARY (IES) OF THE BOARD

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JUAN SEBASTIAN MIJARES ORTEGA

-------------------------------------------------------------------------------

SERIES                               D
-------------------------------------------------------------------------------
POSITION:       DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           GERMAN LARREA MOTA VELASCO

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ENRIQUE FRANCISCO JOSE SENIOR HERNANDEZ

-------------------------------------------------------------------------------
POSITION:       ALTERNATE DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOSE LUIS FERNANDEZ FERNANDEZ

-------------------------------------------------------------------------------
POSITION:       STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------
POSITION:       ALTERNATE STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------
POSITION:       SECRETARY (IES) OF THE BOARD

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JUAN SEBASTIAN MIJARES ORTEGA (SECRETARY)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ALFONSO DE ANGOITIA NORIEGA
                 (PRO-SECRETARY)

-------------------------------------------------------------------------------

SERIES                               L
-------------------------------------------------------------------------------
POSITION:       DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ANA PATRICIA BOTIN O'SHEA

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           ROBERTO HERNANDEZ RAMIREZ

-------------------------------------------------------------------------------
POSITION:       ALTERNATE DIRECTOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           RAUL MORALES MEDRANO

-------------------------------------------------------------------------------
POSITION:       STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------
POSITION:       ALTERNATE STATUTORY AUDITOR (S)

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------
POSITION:       SECRETARY (IES) OF THE BOARD

FROM:           5/1/2003                                    TO:  4/30/2004
NAME:           JUAN SEBASTIAN MIJARES ORTEGA (SECRETARY)

                             MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 1
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
MEXICO CITY, D.F., JULY 16, 2003 -- GRUPO TELEVISA,  S.A. (NYSE:TV; BMV: TLEVISA
CPO) TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER OF 2003. RESULTS, WHICH ARE ATTACHED, ARE IN MILLIONS OF MEXICAN PESOS AND HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, AND ADJUSTED TO PESOS IN PURCHASING POWER AS OF JUNE 30, 2003.

NET SALES

NET SALES INCREASED 5.9% TO PS.5,727.8 MILLION IN THE SECOND QUARTER OF 2003 FROM PS.5,408.6 MILLION IN THE SECOND QUARTER OF 2002.

THE INCREASE IN NET SALES WAS ATTRIBUTABLE TO: I) AN 8.2% REVENUE GROWTH IN THE TELEVISION BROADCASTING SEGMENT MAINLY DUE TO THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO, THE SUCCESS OF BIG BROTHER II,
AND A 22.2% INCREASE IN LOCAL SALES; II) A 12.5% REVENUE GROWTH IN THE PROGRAMMING LICENSING SEGMENT, REFLECTING HIGHER ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, III) HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT; AND IV) AN INCREASE IN SALES IN THE OTHER BUSINESSES AND RADIO SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER REVENUES IN THE CABLE TELEVISION, PUBLISHING AND PUBLISHING DISTRIBUTION SEGMENTS.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.

THE COMPANY'S EBITDA IN THE SECOND QUARTER OF 2003 INCREASED 34.0% TO PS.1,996.1 MILLION FROM PS.1,489.6 MILLION REPORTED IN THE SAME PERIOD OF 2002, AND EBITDA MARGIN INCREASED TO 34.8% FROM 27.5% IN THE SAME PERIOD OF 2002. ADDITIONALLY, OPERATING INCOME INCREASED 43.0% TO PS.1,624.6 MILLION IN THE SECOND QUARTER OF 2003 FROM PS.1,136.2 MILLION REPORTED IN THE SAME PERIOD OF 2002. THESE INCREASES PRIMARILY RESULTED FROM REVENUE GROWTH AND LOWER COSTS OF SALES AND OPERATING EXPENSES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.371.5 MILLION AND PS.353.4 MILLION IN THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY.

THE COMPANY GENERATED INCOME FROM CONTINUING OPERATIONS IN THE AMOUNT OF PS.1,277.0 MILLION IN THE SECOND QUARTER OF 2003 AS COMPARED TO AN INCOME FROM CONTINUING OPERATIONS OF PS.76.5 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THE NET INCREASE OF PS.1,200.5 MILLION REFLECTED A PS.488.4 MILLION INCREASE IN OPERATING INCOME; A PS.417.6 MILLION INCREASE IN EQUITY IN RESULTS OF AFFILIATES; A PS. 408.0 MILLION INCREASE IN OTHER INCOME/EXPENSE-NET; A PS.345.1 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; AND A DECREASE IN INTEGRAL COST OF FINANCING OF PS.53.2 MILLION.

NET INCOME

THE COMPANY GENERATED NET INCOME IN THE AMOUNT OF PS.1,265.3 MILLION IN THE SECOND QUARTER OF 2003, AS COMPARED TO A NET INCOME OF PS.1,237.0 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THE NET INCREASE OF PS.28.3 MILLION REFLECTS A PS.1,200.5 MILLION INCREASE IN INCOME FROM CONTINUING OPERATIONS, WHICH WAS PARTIALLY OFFSET BY A PS.1,161.4 MILLION DECREASE IN INCOME FROM DISCONTINUED OPERATIONS, REFLECTING THE DISPOSITION OF THE COMPANY'S MUSIC RECORDING BUSINESS IN THE SECOND QUARTER OF 2002.

RESULTS BY BUSINESS SEGMENTS

TELEVISION BROADCASTING

THE INCREASE OF 8.2% IN TELEVISION BROADCASTING SALES (PS.3,726.5 MILLION AND PS.3,444.0 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) IS MAINLY ATTRIBUTABLE TO THREE FACTORS: I) THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO; II) THE SUCCESS OF THE PROGRAM BIG BROTHER II; AND III) AN INCREASE OF 22.2% IN LOCAL SALES DRIVEN MAINLY BY CHANNEL 4TV. EXCLUDING REVENUES

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 2
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
GENERATED  FROM BOTH THE WORLD CUP DURING  THE  SECOND  QUARTER OF LAST YEAR AND
POLITICAL ADVERTISING CAMPAIGNS IN THE SECOND QUARTER OF 2003, TELEVISION BROADCASTING SALES INCREASED 4.9%.

TELEVISION BROADCASTING EBITDA INCREASED 25.1% TO PS.1,681.2 MILLION IN THE SECOND QUARTER OF 2003 FROM PS.1,343.8 MILLION REPORTED IN THE SAME PERIOD OF 2002. THIS INCREASE WAS DRIVEN BY HIGHER SALES AND A 4.2% REDUCTION IN COST OF SALES, PARTIALLY OFFSET BY A 5.4% INCREASE IN OPERATING EXPENSES FROM SALES COMMISSIONS. OPERATING INCOME INCREASED 29.9% (PS.1,452.6 MILLION AND PS.1,118.2 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO HIGHER SALES AND LOWER COSTS OF SALES, PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES.

PROGRAMMING FOR PAY TELEVISION

THE 11.3% INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES (PS.168.0 MILLION AND PS.150.9 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) RESULTED FROM HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO. THIS INCREASE WAS PARTIALLY OFFSET BY A REDUCTION IN ADVERTISING REVENUES IN MEXICO, AS WELL AS A REDUCTION IN SIGNALS SOLD IN LATIN AMERICA.

OPERATING INCOME INCREASED 202.7% (PS.22.1 MILLION AND PS.7.3 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES PARTIALLY OFFSET BY HIGHER SIGNAL COSTS.

PROGRAMMING LICENSING

THE 12.5% INCREASE IN PROGRAMMING LICENSING SALES (PS.424.5 MILLION AND PS.377.4 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) IS ATTRIBUTABLE TO AN INCREASE IN THE ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$24.9 MILLION, INCLUDING THE ROYALTY FROM THE TELEFUTURA NETWORK. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER EXPORT SALES TO EUROPE AND ASIA.

OPERATING INCOME INCREASED 143.6% (PS.165.9 MILLION AND PS.68.1 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY), REFLECTING HIGHER SALES, LOWER COST OF SALES AND A REDUCTION IN OPERATING EXPENSES, DUE TO A REDUCTION OF DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA.

PUBLISHING

PUBLISHING SALES DECREASED MARGINALLY 1.9%, OR PS.8.4 MILLION (PS.436.3 MILLION AND PS.444.7 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY), MAINLY FROM THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.12.8 MILLION, CONSIDERING DEPRECIATION OF LOCAL CURRENCIES IN CHILE, ARGENTINA, VENEZUELA AND COLOMBIA; A 39.3% DECREASE IN VENEZUELAN SALES; AND TO A LESSER DEGREE, A SMALL DECREASE IN CIRCULATION AND ADVERTISING SALES ABROAD. THESE NEGATIVE EFFECTS WERE PARTIALLY OFFSET BY A HIGHER ADVERTISING REVENUES IN MEXICO.

PUBLISHING OPERATING INCOME INCREASED 17.9% (PS.105.4 MILLION AND $89.4 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A REDUCTION IN COST OF SALES AND AN OPTIMIZATION IN THE NUMBER OF MAGAZINES PRINTED, PARTIALLY OFFSET BY LOWER SALES AND HIGHER OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

PUBLISHING DISTRIBUTION SALES DECREASED BY 4.5% (PS.369.6 MILLION AND PS.387.0 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A REDUCTION OF MAGAZINES SOLD, AS WELL AS A REDUCTION IN THIRD PARTY OWNED MAGAZINES SOLD, AS WELL AS BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.14.7 MILLION.

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 3
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
OPERATING INCOME DECREASED BY PS.11.4 MILLION DUE TO LOWER SALES, PARTIALLY OFFSET BY LOWER COST OF SALES.

CABLE TELEVISION

CABLE TELEVISION SALES DECREASED 19.7% (PS.239.4 MILLION AND PS.298.2 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A DECREASE OF SUBSCRIBERS AS COMPARED TO THE SECOND QUARTER OF THE PREVIOUS YEAR, DRIVEN MOSTLY BY PRICE INCREASES DERIVED FROM THE 10% TELECOMMUNICATION TAX AND THE RESULTING INCREASE IN SUBSCRIBER PIRACY. THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 392,000, OF WHICH OVER 63,200 SUBSCRIBERS HAVE DIGITAL SERVICE, AS OF THE END OF THE SECOND QUARTER OF 2003.

OPERATING INCOME DECREASED 35.3% (PS.26.8 MILLION AND PS.41.4 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO LOWER SALES AND HIGHER DEPRECIATION AND AMORTIZATION COSTS, RELATING TO THE ACQUISITION OF COMPUTER EQUIPMENT, PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

RADIO

RADIO SALES INCREASED 35.2% (PS.62.2 MILLION AND PS.46.0 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) RELATED TO IMPROVED PROGRAMMING AND RATINGS AND POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO.

OPERATING INCOME INCREASED TO PS.3.6 MILLION IN THE SECOND QUARTER OF 2003 FROM A LOSS OF PS.16 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE
VARIANCE IS ATTRIBUTABLE TO HIGHER SALES, LOWER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

THE 5.0% INCREASE IN OTHER BUSINESSES SALES (PS.355.6 MILLION AND PS.338.7 MILLION FOR THE SECOND QUARTER OF 2003 AND 2002, RESPECTIVELY) WAS PRIMARILY DUE TO HIGHER SALES IN THE DISTRIBUTION OF FEATURE FILMS BUSINESS, PARTIALLY OFFSET BY LOWER SALES IN THE SPORTS EVENTS AND NATIONWIDE PAGING BUSINESSES.

OPERATING LOSS DECREASED TO PS.106.6 MILLION IN THE SECOND QUARTER OF 2003 FROM A LOSS OF PS.136.7 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE WAS LED BY HIGHER SALES AND LOWER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER OF 2003 AND 2002, AMOUNTED TO PS.54.3 MILLION AND PS.78.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE SECOND QUARTER OF 2003 AND 2002, AMOUNTED TO PS.45.4 MILLION AND PS.47.1 MILLION, RESPECTIVELY.

SKY

INNOVA, S. DE R.L. DE C.V., IS A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA AND THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

- THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED 11.9% TO 809,000, INCLUDING 46,000 COMMERCIAL SUBSCRIBERS, AS OF JUNE 30, 2003, AS COMPARED TO 723,200, INCLUDING 27,900 COMMERCIAL SUBSCRIBERS, IN THE SECOND QUARTER OF 2002.

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 4
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
- REVENUES INCREASED 5.7% IN THE SECOND QUARTER OF 2003 AS COMPARED TO THE SAME PERIOD OF 2002.
- EBITDA FOR THE SECOND QUARTER OF 2003 INCREASED 34.3% TO PS.297.3 MILLION FROM PS.221.4 MILLION FOR THE SAME PERIOD OF 2002. AS A RESULT, EBITDA MARGIN INCREASED 27.0% FROM 24.8% TO 31.5%.
- EBIT FOR THE SECOND QUARTER OF 2003 IMPROVED PS.126.9 MILLION TO AN OPERATING INCOME OF PS.103.0 MILLION FROM AN OPERATING LOSS OF PS.24.0 MILLION FOR THE SAME PERIOD OF 2002. AS A RESULT, EBIT MARGIN INCREASED FROM A NEGATIVE 2.7% TO A POSITIVE 10.9%.
- SKY HAS NOT REQUIRED SHAREHOLDER FUNDING FOR THE PAST FIVE QUARTERS AND DOES NOT EXPECT TO REQUIRE LOANS OR CASH EQUITY CONTRIBUTIONS FROM ITS SHAREHOLDERS IN THE SECOND HALF OF 2003.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.53.2 MILLION, OR 23.6%, TO PS.172.4 MILLION FOR THE SECOND QUARTER ENDED JUNE 30,
2003 FROM  PS.225.6  MILLION FOR LAST YEAR'S  COMPARABLE  PERIOD.  THIS VARIANCE
REFLECTS: I) A PS.56.3 MILLION DECREASE IN THE INTEREST EXPENSE, PRIMARILY AS RESULT OF A DECREASE IN THE INTEREST RATES IN THE SECOND QUARTER OF 2003 AS COMPARED TO SECOND QUARTER OF 2002, WHICH INCLUDES A DECREASE IN THE RESTATEMENT OF THE UDIS, AS WELL AS A NET GAIN ATTRIBUTABLE TO INTEREST SWAP CONTRACTS OUTSTANDING IN THE SECOND QUARTER OF 2003; II) A PS.15.1 MILLION INCREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE SECOND QUARTER OF 2003 AS COMPARED TO THE SECOND QUARTER OF 2002, WHICH WAS PARTIALLY OFFSET BY A DECREASE IN THE INTEREST RATES
APPLICABLE TO THESE TEMPORARY INVESTMENTS IN THE SECOND QUARTER OF 2003 AS COMPARED TO THE SECOND QUARTER OF 2002; III) A PS.612.4 MILLION FAVORABLE CHANGE RESULTING FROM A NET FOREIGN EXCHANGE GAIN IN THE SECOND QUARTER OF 2003 VERSUS A NET FOREIGN EXCHANGE LOSS IN THE SECOND QUARTER OF 2002, PRIMARILY DUE TO THE 3.3% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE SECOND QUARTER ENDED JUNE 30, 2003, VERSUS A 10.4 % DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE SECOND QUARTER ENDED JUNE 30, 2002; AND IV) A PS.100.6 MILLION FAVORABLE CHANGE RESULTING FROM A GAIN FROM MONETARY POSITION IN THE SECOND QUARTER OF 2003 AS COMPARED TO A LOSS FROM MONETARY POSITION IN THE SECOND QUARTER OF 2002, PRIMARILY AS A RESULT OF THE COMPANY'S NET LIABILITY MONETARY POSITION DURING THE SECOND QUARTER OF 2003 AS COMPARED TO THE COMPANY'S NET ASSET MONETARY POSITION DURING THE SECOND QUARTER OF 2002. THESE DECREASES IN THE INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY A PS.731.2 MILLION UNFAVORABLE CHANGE IN THE HEDGE EFFECT FROM THE FOREIGN EXCHANGE GAIN OR LOSS DERIVED FROM THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032, WHICH IS BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN UNIVISION.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.345.1 MILLION, OR 88.9%, TO PS.43.1 MILLION FOR THE SECOND QUARTER OF 2003 FROM PS.388.2 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS DECREASE PRIMARILY REFLECTS THE NON-RECURRING CHARGE TAKEN IN THE SECOND QUARTER OF 2002 IN CONNECTION WITH BOTH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS AND THE DRAWDOWN BY DIRECTV UNDER A LETTER OF CREDIT THAT THE COMPANY POSTED IN CONNECTION WITH CERTAIN ARRANGEMENTS WITH DIRECTV RELATED TO OUR RIGHTS TO BROADCAST LAST'S YEARS WORLD CUP. THE DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES ALSO REFLECTS A DECREASE IN CHARGES RELATED TO WORK FORCE LAY-OFFS IN THE SECOND QUARTER OF 2003 AS COMPARED TO THE SECOND QUARTER OF 2002. THE ENTIRE AMOUNT REGISTERED IN THE SECOND QUARTER OF 2003 IN RESTRUCTURING AND NON-RECURRING CHARGES REFERS ONLY TO PERSONNEL LAYOFFS.

OTHER INCOME/EXPENSE-NET

OTHER INCOME-NET INCREASED BY PS.408.0 MILLION TO A NET INCOME OF PS.141.6 MILLION FOR THE SECOND QUARTER OF 2003 FROM A NET EXPENSE OF PS.266.4 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS INCREASE PRIMARILY REFLECTS AN INCREASE IN GAIN ON DISPOSITION OF ASSETS, PRIMARILY IN CONNECTION WITH THE SALE

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 5
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
OF A PORTION OF THE COMPANY'S MINORITY INTEREST IN THE CAPITAL STOCK OF ITS DTH VENTURE IN SPAIN, A REDUCTION IN A WRITE-OFF OF GOODWILL TAKEN IN THE SECOND QUARTER OF 2002, AS WELL AS A DECREASE IN THE RESERVE FOR DOUBTFUL NON-TRADE ACCOUNTS.

INCOME TAXES

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING INCREASED BY PS.511.8 MILLION TO A TAX PROVISION OF PS.403.3 MILLION FOR THE SECOND QUARTER OF 2003 FROM A TAX BENEFIT OF PS.108.5 MILLION FOR THE SECOND QUARTER OF 2002. THE PROVISION FOR CURRENT INCOME TAXES PRIMARILY REFLECTED THE EFFECT OF RECOGNIZING ASSETS TAX WHICH IS HIGHER THAN INCOME TAX, AS A CONSEQUENCE OF AN INCREASE IN THE ASSETS TAX BASE FOR 2003 AS COMPARED TO 2002. IN ADDITION, THIS INCREASE WAS HELPED BY A HIGHER MINORITY INCOME TAX, AND IN 2002 THE COMPANY RECOGNIZED A DEFERRED INCOME TAX BENEFIT FROM AN ANNUAL DECREASE IN THE CORPORATE INCOME TAX RATE FROM 35% STARTING IN 2003 AND CONTINUING THROUGH 2005 WHEN THE CORPORATE RATE WILL BE 32%.

EQUITY IN INCOME/LOSSES OF AFFILIATES-NET

EQUITY IN INCOME/LOSSES OF AFFILIATES INCREASED BY PS.417.6 MILLION TO A NET INCOME OF PS.129.6 MILLION FOR THE SECOND QUARTER OF 2003 FROM A NET LOSS OF PS.288.0 MILLION IN LAST YEAR'S COMPARABLE PERIODS. THIS INCREASE PRIMARILY REFLECTS THE DISCONTINUATION OF THE EQUITY METHOD IN RECOGNIZING ADDITIONAL EQUITY LOSSES IN EXCESS OF THE COMPANY'S GUARANTEED COMMITMENT FOR CERTAIN INDEBTEDNESS OF ITS DTH JOINT VENTURES IN LATIN AMERICA, AS WELL AS AN INCREASE IN THE EQUITY INCOME OF UNIVISION.

MINORITY INTEREST

THE MINORITY INTEREST REFLECTS THE PORTION OF THE OPERATING RESULTS ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE BUSINESSES WHICH ARE NOT WHOLLY-OWNED BY THE COMPANY, INCLUDING THE COMPANY'S CABLE TELEVISION, RADIO AND NATIONWIDE PAGING BUSINESSES.

MINORITY INTEREST INCREASED BY PS.10.8 MILLION TO PS.11.7 MILLION FOR THE SECOND QUARTER OF 2003 FROM PS.0.9 MILLION FOR THE SECOND QUARTER OF 2002. THIS INCREASE PRIMARILY REFLECTS BOTH AN INCREASE IN THE NET INCOME OF THE COMPANY'S CABLE TELEVISION SEGMENT AND A DECREASE IN THE NET LOSS OF THE COMPANY'S RADIO SEGMENT FOR THE SECOND QUARTER OF 2003, AS COMPARED TO THE SECOND QUARTER OF 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE SECOND QUARTER OF 2003, THE COMPANY INVESTED APPROXIMATELY U.S.$27.9 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$2.0 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, IN THE SECOND QUARTER OF 2003 THE COMPANY INVESTED APPROXIMATELY U.S.$7.3 MILLION IN LONG-TERM LOANS PROVIDED TO ITS MULTI-COUNTRY DTH JOINT VENTURE OPERATING IN COLOMBIA AND CHILE (U.S.$1.8 MILLION) AND ITS DTH JOINT VENTURE PROVIDING TECHNICAL SERVICES TO DTH VENTURES IN LATIN AMERICA (U.S.$5.5 MILLION). INNOVA HAS NOT REQUIRED SHAREHOLDER FUNDING FOR THE PAST FIVE QUARTERS AND DOES NOT EXPECT TO REQUIRE LOANS OR CASH EQUITY CONTRIBUTIONS FROM ITS SHAREHOLDERS IN THE SECOND HALF OF 2003.

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 6
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
DEBT

AS OF JUNE 30,  2003,  THE  COMPANY'S  LONG-TERM  DEBT  AMOUNTED TO  PS.14,012.4
MILLION,   AND  ITS  SHORT-TERM  DEBT  WAS  PS.282.4  MILLION,  AS  COMPARED  TO
PS.13,424.0 MILLION AND PS.1,267.2 MILLION, RESPECTIVELY, AS OF JUNE 30, 2002.

IN THE SECOND QUARTER OF 2003, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE AMOUNT OF PS.800 MILLION WITH AN ANNUAL INTEREST RATE OF 8.925% (WEIGHTED AVERAGE) PLUS ADDITIONAL BASIS POINTS FROM 0 TO 45 BASED ON THE MAINTENANCE OF CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS. THE MATURITIES OF THIS INDEBTEDNESS ARE AS FOLLOWS:
PS.80 MILLION IN 2004, PS.240 MILLION IN 2006 AND PS.480 MILLION IN 2008. THE NET PROCEEDS OF THIS INDEBTEDNESS WERE PRIMARILY USED TO PAY ALL OF THE AMOUNTS OUTSTANDING UNDER THE SERIES "A" SENIOR NOTES, WHICH MATURED IN MAY 2003.

IN THE SECOND QUARTER OF 2003, THE COMPANY PAID ALL OF THE AMOUNTS OUTSTANDING UNDER A BANK LOAN FOR APPROXIMATELY (euro)23.6 MILLION EUROS. THIS PAYMENT WAS MADE WITH THE CASH PROCEEDS FROM THE SALE OF A PORTION OF THE COMPANY'S MINORITY INTEREST IN THE CAPITAL STOCK OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A., A DTH VENTURE IN SPAIN. THE NET CASH PROCEEDS FROM THIS DIVESTITURE AMOUNTED TO APPROXIMATELY (euro)27.5 MILLION EUROS.

SHARE BUYBACK PROGRAM

SINCE THE IMPLEMENTATION OF OUR MOST RECENTLY ANNOUNCED SHARE REPURCHASE PROGRAM THROUGH JULY 16, 2003, THE COMPANY HAD REPURCHASED APPROXIMATELY 69.6 MILLION SHARES IN THE FORM OF 23.2 MILLION CPOS FOR APPROXIMATELY PS.352.3 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE SECOND QUARTER OF 2003, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.6%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.6%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.6%.

ADDITIONALLY, DURING THE SECOND QUARTER OF 2003, TELEVISA AIRED 85 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE TELENOVELAS: "LAS VIAS DEL AMOR," "NINA, AMADA MIA," "VELO DE NOVIA" AND "AMOR REAL."

OUTLOOK FOR 2003

CONSIDERING THE FIRST AND SECOND QUARTER RESULTS, THE COMPANY CONTINUES TO BELIEVE IT IS ON TRACK TO DELIVER FOR THE FULL YEAR 2003: I) EBITDA MARGIN AT 40% IN THE TELEVISION BROADCASTING SEGMENT; AND II) CONSOLIDATED EBITDA MARGIN AT 30%.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING

     MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)

                                  ANNEX 1
                                                                      PAGE 7
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY
AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 1
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

                              GRUPO TELEVISA, S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
              (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
         OF JUNE 30, 2003, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)


1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF JUNE 30, 2003 AND 2002, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003.

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

                                                2003                     2002
                                       -------------------  ------------------
     BUILDINGS                         Ps.      6,610,644   Ps.     6,652,421
     BUILDINGS IMPROVEMENTS                     1,588,980           1,631,930
     TECHNICAL EQUIPMENT                        9,997,332           9,561,293
     FURNITURE AND FIXTURES                       536,459             529,177
     TRANSPORTATION EQUIPMENT                     986,263             493,590
     COMPUTER EQUIPMENT                           793,721             708,094
                                       -------------------  ------------------
                                               20,513,399          19,576,505
     ACCUMULATED DEPRECIATION                  (9,886,699)          (8,831,735)
                                       -------------------  ------------------
                                               10,626,700          10,744,770
     LAND                                       3,447,426           3,516,504
     CONSTRUCTION IN PROGRESS                   1,255,041           1,164,624
                                       -------------------  ------------------
                                       Ps.     15,329,167   Ps.    15,425,898
                                       ===================  ==================



     DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002, WAS PS.549,809 AND PS.513,537, RESPECTIVELY.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 2
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

3.   LONG-TERM DEBT SECURITIES:

     AS OF JUNE 30, THE COMPANY'S LONG-TERM DEBT SECURITIES  OUTSTANDING WERE AS
FOLLOWS:

                                                                 2003                                    2002
                                                   -------------------------------------  -----------------------------------
                                                    U.S. DOLLAR                            U.S. DOLLAR
                                                     PRINCIPAL                              PRINCIPAL
                                                      AMOUNTS                MEXICAN         AMOUNTS              MEXICAN
                                                    (THOUSANDS)               PESOS        (THOUSANDS)             PESOS
                                                   ---------------  --------------------  ---------------  ------------------
11.375%  SERIES "A"  SENIOR  NOTES DUE 2003
   (SEE NOTE 13)                                    $           -      Ps.            -    $      68,847    Ps.    714,668
11.875%  SERIES "B"  SENIOR  NOTES DUE 2006
   (A)                                                      5,343                55,770            5,343            55,463
8.625% SENIOR NOTES DUE 2005 (B)                          200,000             2,087,600          200,000         2,076,105
8.000% SENIOR NOTES DUE 2011 (C)                          300,000             3,131,400          300,000         3,114,158
8.500% SENIOR NOTES DUE 2032 (D)                          300,000             3,131,400          300,000         3,114,158
                                                   ---------------  --------------------  ---------------  ----------------
                                                    $     805,343             8,406,170    $     874,190         9,074,552
                                                   ===============                        ===============
UDI-DENOMINATED NOTES DUE 2007 (E)                                            3,553,201                          3,543,124
                                                                    --------------------                   ----------------
                                                                       Ps.   11,959,371                     Ps. 12,617,676
                                                                    ====================                   ================


(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2003 AND 2002 INCLUDES RESTAMENT OF PS.553,201 AND PS.414,889, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2003, WAS OF PS. 3.271800 PER ONE UDI.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 3
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS ) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2003. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.302,000 PLUS PANALTIES AND SURCHARGES (A GROSS AMOUNT OF APPROXIMATELY PS.960,700). THE CLAIM, WHICH RELATES TO AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR ENDED DECEMBER 31, 1994, WAS ORIGINALLY BROUGHT BY THE MEXICAN TAX AUTHORITY IN 1999, BUT WAS DISMISSED IN 2002 ON PROCEDURAL GROUNDS. THE COMPANY BELIEVES THAT THIS CLAIM IS WITHOUT MERIT, AND INTENDS TO VIGOROUSLY DEFEND THIS CLAIM, ALTHOUGH NO ASSURANCES CAN BE GIVEN AS TO THE OUTCOME OF THIS DISPUTE.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 4
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

5.   STOCKHOLDERS' EQUITY:

     THE MAJORITY STOCKHOLDERS' EQUITY AS OF JUNE 30, IS ANALYZED AS FOLLOWS:

                                                          2003                                 2002
                                           -----------------------------------  -----------------------------------
                                           NOMINAL PESOS     RESTATED PESOS      NOMINAL PESOS     RESTATED PESOS
                                           ---------------  ------------------  -----------------  ----------------
CAPITAL STOCK                               Ps. 1,501,045   Ps.     7,414,046    Ps.   1,513,427   Ps.   7,467,308
                                           ---------------                      -----------------
ADDITIONAL PAID-IN CAPITAL                        187,824             219,158            187,428           218,750
                                           ---------------                      -----------------
LEGAL RESERVE                                     621,921           1,236,170            585,029         1,198,818
                                           ---------------                      -----------------
RESERVE FOR REPURCHASE OF SHARES                2,451,331           5,340,797          2,695,761         5,585,689
                                           ---------------                      -----------------
UNAPPROPRIATED EARNINGS                         6,220,481          11,163,562          6,094,422        10,638,189
                                           ---------------                      -----------------
CUMULATIVE EFFECT OF DEFERRED  TAXES           (2,197,681)         (2,675,513)        (2,197,681)       (2,675,513)
                                           ---------------                      -----------------
NET INCOME FOR THE PERIOD                              --           1,515,190          1,253,533         1,307,115
                                           ---------------                      -----------------
DEFICIT FROM RESTATEMENT                               --          (3,099,622)                --        (2,495,715)
                                           ---------------  ------------------  -----------------  ----------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                         Ps.    21,113,788                      Ps.  21,244,641
                                                            ==================                     ================


     IN SEPTEMBER 2002, IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF UP TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES) ON APRIL 30, 2002, AND IN CONJUNCTION WITH PREEMPTIVE RIGHTS EXERCISED BY CERTAIN EXISTING HOLDERS OF SERIES "A" SHARES, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.415 BY ISSUING ADDITIONAL 43,117 SERIES "A" SHARES (NOT IN THE FORM OF CPOS), OF WHICH PS.408 WERE RECOGNIZED AS ADDITIONAL PAID-IN CAPITAL. FOLLOWING THIS CAPITAL STOCK INCREASE, A REMAINING OF 430,307,554 UNISSUED AUTHORIZED SERIES "A" MAY BE USED BY THE COMPANY FOR ONE OR TWO SPECIAL PURPOSE TRUSTS.

     ON APRIL 30, 2003, THE COMPANY'S STOCKHOLDERS APPROVED (I) A PAYMENT OF DIVIDENDS FOR AN AMOUNT OF PS.550,000, WHICH ARE PAYABLE BEGINNING JUNE 30, 2003 AS FOLLOWS: A DIVIDEND OF PS.0.18936540977 PER CPO AND A DIVIDEND OF PS.0.05260150265 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO UNIT); AND (II) THE CANCELLATION OF 33,131,712 SHARES OF CAPITAL STOCK IN THE FORM OF 11,043,904 CPOS, WHICH WERE PART OF THE REPURCHASES OF SHARES MADE BY THE COMPANY IN 2000 AND 2003.

     AS OF JUNE 30, 2003 AND 2002, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.556,399 (NOMINAL PS.83,085) AND PS.495,205 (NOMINAL PS.70,703), RESPECTIVELY.

     AT JUNE 30, 2003, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED, ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:


SHARES                 AUTHORIZED                 ISSUED               REPURCHASED (*)            OUTSTANDING
-------------------------------------  -------------------------  ---------------------  ----------------------
SERIES "A"             5,010,006,767           4,579,699,213               121,429,672           4,458,269,541
SERIES "L"             2,260,106,096           2,260,106,096                97,338,654           2,162,767,442
SERIES "D"             2,260,106,096           2,260,106,096                97,338,654           2,162,767,442
               ----------------------  ----------------------     ---------------------  ----------------------
                       9,530,218,959           9,099,911,405               316,106,980           8,783,804,425
               ======================  ======================     =====================  ======================



(*) SHARES REPURCHASED INCLUDE 265,329,162 SHARES IN THE FORM OF 88,443,054 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFITIALLY OWNED BY TWO OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES (SEE NOTE 14).


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 5
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

6.   REPURCHASE OF SHARES:

     AS OF JUNE 30, 2003, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,442,755, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND THE SIX MONTHS ENDED JUNE 30, 2003 IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE PERIODS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY ARE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED ARE RECOGNIZED BY REDUCING THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     DURING THE SIX MONTHS ENDED JUNE 30, 2003, THE COMPANY REPURCHASED SHARES FOR THE AMOUNT OF PS.295,380, OF WHICH PS.244,891 WERE CHARGED TO THE RESERVE FOR REPURCHASED OF SHARES.

     THE 316,106,980 SHARES REPURCHASED AND HELD BY THE GROUP AS OF JUNE 30, 2003, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS FOLLOWS:


                                       SHARES REPURCHASED      SHARES REPURCHASED
                                         BY THE COMPANY         BY TWO COMPANY'S        SHARES REPURCHASED
STOCKHOLDERS' EQUITY                                              SUBSIDIARIES             BY THE GROUP
------------------------------------------------------------  ----------------------   ---------------------
CAPITAL STOCK                             Ps.       105,115       Ps.       161,702       Ps.       266,817
RESERVE FOR REPURCHASE OF SHARES                  1,101,958                      --               1,101,958
UNAPPROPRIATED EARNINGS                                  --               1,947,575               1,947,575
                                      ----------------------  ----------------------   ---------------------
TOTAL                                     Ps.     1,207,073       Ps.     2,109,277       Ps.     3,316,350
                                      ======================  ======================   =====================


     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MIILION (PS.4,175,200) OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003 UNDER THIS REPURCHASE PROGRAM, AND FROM JANUARY 1, THROUGH JUNE 30, 2003, THE COMPANY REPURCHASED 59,816,100 SHARES IN THE FORM OF 19,938,700 CPOS FOR PS.295,380, OF WHICH 26,686,800 SHARES IN THE FORM OF 8,895,600 CPOS WERE HELD IN TREASURY AS OF JUNE 30, 2003 (SEE NOTE 5).

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED OF:

                                              2003                2002
                                        ------------------  -----------------
INTEREST EXPENSE (1)                       Ps.    650,882   Ps.      659,625
INTEREST INCOME                                  (354,864)          (322,477)
FOREIGN EXCHANGE  GAIN, NET (2)                     7,639            (98,851)
LOSS FROM MONETARY POSITION (3)                    49,895            138,441
                                        ------------------  -----------------
                                           Ps.    353,552   Ps.      376,738
                                        ==================  =================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.50,075 AND PS.84,112 IN 2003 AND 2002, RESPECTIVELY.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 6
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

(2)  NET OF THE LOSS OF  PS.12,071  IN 2003 AND THE GAIN OF  PS.494,196  IN 2002
     RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.

(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREING SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2003 AND 2002 OF PS.50,423 AND PS.90,530, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:


                                                                  2003                 2002
                                                            -----------------   -------------------
ASSETS:
ACCRUED LIABILITIES                                          Ps.     587,023     Ps.       500,330
GOODWILL                                                             834,182               185,921
TAX LOSS CARRYFORWARDS                                             1,124,635               605,946
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                      254,835                63,596
CUSTOMER ADVANCES                                                  1,188,460               856,742
OTHER ITEMS                                                        -                           366
                                                            -----------------   -------------------
                                                                   3,989,135             2,212,901
                                                            -----------------   -------------------
LIABILITIES:

INVENTORIES                                                       (1,815,523)           (1,908,750)
PROPERTY, PLANT AND EQUIPMENT - NET                                 (976,329)             (916,808)
OTHER ITEMS                                                         (382,987)             (125,282)
INNOVA                                                            (1,332,830)           (1,095,058)
                                                            -----------------   -------------------
                                                                  (4,507,669)           (4,045,898)
                                                            -----------------   -------------------
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES                           (518,534)           (1,832,997)
DEFERRED TAX OF FOREINGN SUBSIDIARIES                               (360,717)              183,507
ASSETS TAX                                                         1,564,384             1,387,281
VALUATION ALLOWANCE                                               (1,987,836)           (1,089,958)
                                                            -----------------   -------------------
DEFERRED INCOME TAX LIABILITY                                     (1,302,703)           (1,352,167)
DEFERRED TAX ASSETS OF DISCONTINUED OPERATIONS                     -                       549,219
EFFECT ON CHANGE OF INCOME TAX RATES                                 268,978            -
                                                            -----------------   -------------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS             Ps.   (1,033,725)    Ps.    (1,901,386)
                                                            =================   ===================


9.   EXTRAORDINARY ITEMS:

     NO   EXTRAORDINARY   ITEMS,   AS  DEFINED  BY  MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002.

10.  DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR 2002.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 7
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT FOR THE SIX MONTHS ENDED JUNE 30, 2002, ARE PRESENTED AS FOLLOWS:

                                                                 2002
                                                          --------------------
LOSS FROM MUSIC RECORDING OPERATIONS FOR THE SIX
  MONTHS ENDED JUNE 30, 2002                               Ps.       (36,613)

GAIN ON  DISPOSAL OF MUSIC RECORDING OPERATIONS,
  NET OF INCOME TAXES OF Ps.518,666.                               1,139,848
                                                          --------------------
                                                           Ps.     1,103,235
                                                          ====================


     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, THROUGH JUNE 30, 2002, IS AS FOLLOWS:

                                                            2002
                                                      ------------------
NET SALES                                             Ps.       187,232
COST OF SALES                                                   141,189
OPERATING EXPENSES                                               38,835
DEPRECIATION AND AMORTIZATION                                       788
OPERATING INCOME                                                  6,420
INCOME BEFORE INCOME TAX                                        (25,857)
INCOME TAXES                                                     10,756
NET LOSS FROM DISCONTINUED OPERATIONS                           (36,613)

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2003, ARE AS
FOLLOWS:


                                                                      INDEX AT END
        QUARTER               ACCUMULATED            QUARTER            OF PERIOD          ACCUMULATED           QUARTER
------------------------  ---------------------  -----------------  ------------------  ------------------  -------------------
3(degree)/ 02                Ps.   1,647,761      Ps.   378,258           101.190         Ps.   1,696,579     Ps.   389,465
4(degree)/ 02                        737,836           (937,835)          102.904                 747,042          (949,536)
1(degree)/ 03                        250,079            250,079           104.261                 249,904           249,904
2(degree)/ 03                      1,515,190          1,265,286           104.188               1,515,190         1,265,286

(1)  AS REPORTED IN EACH QUARTER.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                            FINANCIAL STATEMENT NOTES(1)

                                  ANNEX 2
                                                                      PAGE 8
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

13.  REFINANCING

     ON MAY 7, 2003 THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE AMOUNT OF PS.800,000, WITH TWO TRANCHES OF PS.400,000 EACH. THE ANNUAL INTEREST RATE FOR THE FIRST TRANCHE EQUALS 9.35% PLUS ADDITIONAL BASIS POINTS FROM 0 TO 45 BASED ON THE MAINTENANCE OF CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS (THE "ADDITIONAL BASIS POINTS"), AND AN ANNUAL INTEREST RATE FOR THE SECOND TRANCHE EQUAL TO THE MEXICAN INTERBANK RATE PLUS 40 BASIS POINTS PLUS ADDITIONAL BASIS POINTS. INTEREST DUE IN CONNECTION WITH THIS CREDIT AGREEMENT IS PAYABLE ON A 28-DAY BASIS. THIS INDEBTEDNESS HAS TWO SEMIANNUAL MATURITIES OF PS.40,000 EACH IN 2004, TWO SEMIANNUAL MATURITIES OF PS.120,000 EACH IN 2006 AND TWO QUARTELY MATURITIES OF PS.240,000 EACH IN 2008. THE NET PROCEEDS OF THIS CREDIT AGREEMENT WERE PRIMARILY USED TO PAY AMOUNTS OUTSTANDING UNDER THE SERIES "A" SENIOR NOTES WHICH MATYRED ON MAY 15, 2003. UNDER THE TERMS OF THIS CREDIT AGREEMENT, THE COMPANY AND ITS RESTRICTED SUBSIDIARIES EBGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING ARE REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS AND ARE SUBJECT TO CERTAIN RESTRICTIVE COVENANTS SIMILAR TO THE RATIOS AND COVENANTS OF THE U.S.$100 MILLION SYNDICATED TERM LOAN. THIS CREDIT AGREEMENT WAS SUBSEQUENTLY AMENDED TO REFLECT A FIXED ANNUAL INTEREST RATE OF 8.50% PLUS ADDITIONAL BASIS POINTS FOR THE SECOND TRANCHE BEGINNING IN THE THIRD QUARTER OF 2003.

14.  ACQUISITION OF TELESPECIALIDADES AND PARTIAL DISPOSAL OF VIA DIGITAL

     IN JUNE 2003, THE COMPANY SUBSTANTIALLY COMPLETED THE ACQUISITION OF ALL THE OUTSTANDING EQUITY OF TELESPECIALIDADES, S.A. DE C.V. ("TELESPECIALIDADES"), A COMPANY WHICH WAS OWNED BY ALL OF THE SHAREHOLDERS OF GRUPO TELEVICENTRO, S.A. DE C.V. ("TELEVICENTRO"), THE GROUP'S CONTROLLING COMPANY. THE TOTAL CONSIDERATION TO BE PAID IN THE THIRD QUARTER OF 2003 IN CONNECTION WITH THIS ACQUISITION WILL BE APPROXIMATELY U.S.$83 MILLION (PS.871,500), WHICH WILL BE FINANCED WITH CASH ON HAND. AT THE TIME OF THE ACQUISITION, TELESPECIALIDADES'S NET ASSETS CONSISTED PRICIPALLY OF 4,773,849 SHARES OF THE COMPANY'S CAPITAL STOCK IN THE FORM OF 1,591,283 CPOS, WHICH SECURITIES WERE PREVIOUSLY OWNED BY TELEVICENTRO, AND TAX LOSS CARRYFORWARDS FOR APPROXIMATELY PS.6,457,000. THE TERMS OF THIS ACQUISITION WERE APPROVED BY THE COMPANY'S BOARD OF DIRECTORS AND AUDIT COMMITTEE. BEGINNING JUNE 30, 2003, THE GROUP RECOGNIZED THE ACQUISITION OF SHARES OF THE COMPANY IN CONNECTION WITH THE TELESPECIALIDADES ACQUISITION AS A SHARE REPURCHASE.

     IN APRIL 2003, THE GROUP SOLD A PORTION OF ITS MINORITY INTEREST IN THE CAPITAL STOCK OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. ("VIA DIGITAL"), A DTH VENTURE IN SPAIN. FOR AN AGGREGATE AMOUNT OF APPROXIMATELY 27.5 MILLION EUROS (PS.338,812) IN CASH. THE GROUP RECOGNIZED A PRE-TAX GAIN OF SUCH AMOUNT ON THIS SALE, WHICH REPRESENTED THE EXCESS OF THE CASH PROCEEDS OVER THE CARRYING VALUE OF THE RELATED NET INVESTMENT IN VIA DIGITAL AT THE TRANSACTION DATE. A PORTION OF THE NET PROCEEDS FROM THIS DIVESTITURE WERE USED TO PREPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A LONG-TERM LOAN FOR APPROXIMATELY
23.6 MILLION EUROS WITH AN ORIGINAL MATURITY IN JUNE 2003

                                - - - - - - - - -

                                       --


                                                   MEXICAN STOCK EXCHANGE
                                                        SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                                                          QUARTER: 2    YEAR:  2003
GRUPO TELEVISA, S.A.

                                              RELATION OF SHARES INVESTMENTS

                                                          ANNEX 3

                                                                                                                     CONSOLIDATED
                                                                                                                   FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         %              TOTAL AMOUNT
                                                                      NUMBER         OWNERSHIP       (THOUSANDS OF PESOS)
                COMPANY NAME (1)               MAIN ACTIVITIES       OF SHARES          (2)        ACQUISITION       PRESENT
                                                                                                      COST          VALUE (3)
---------------------------------------------------------------------------------------------------------------------------------
     SUBSIDIARIES

1    CORPORATIVO VASCO DE QUIROGA,         PROMOTION AND                19,509,544      100.00       1,836,820       1,838,417
     S.A. DE C.V.                          DEVELOPMENT OF
                                           COMPANIES

2    CVQ ESPECTACULOS, S.A. DE C.V.        PROMOTION AND                10,175,900      100.00       1,319,247       1,211,767
                                           DEVELOPMENT OF
                                           COMPANIES

3    DTH EUROPA, S.A.                      PROMOTION AND                   465,711       79.95         264,460        (562,019)
                                           DEVELOPMENT OF
                                           COMPANIES

4    EDITORA FACTUM, S.A. DE C.V.          PROMOTION AND               440,289,567      100.00       1,646,178       1,950,389
                                           DEVELOPMENT OF
                                           COMPANIES

5    EDITORIAL TELEVISA, S.A. DE C.V.      PROMOTION AND                 1,037,498      100.00         823,582       1,505,591
                                           DEVELOPMENT OF
                                           COMPANIES

6    FACTUM MAS, S.A. DE C.V.              PROMOTION AND             2,710,159,002      100.00       2,024,185      (2,569,326)
                                           DEVELOPMENT OF
                                           COMPANIES

7    GRUPO DISTRIBUIDORAS INTERMEX,        DISTRIBUTION OF BOOKS       349,470,905      100.00         822,778         702,640
     S.A. DE C.V.                          AND MAGAZINES

8    GRUPO RADIOPOLIS, S.A. DE C.V.        PROMOTION AND               418,881,301      100.00         342,274       1,782,681
                                           DEVELOPMENT OF
                                           COMPANIES

9    PROMO-INDUSTRIAS                      PROMOTION AND                   515,523      100.00             102          60,934
     METROPOLITANAS, S.A. DE C.V.          DEVELOPMENT OF
                                           COMPANIES

10   SISTEMA RADIOPOLIS, S.A. DE C.V.      COMMERCIALIZATION OF         76,070,313       50.00         764,739         171,279
                                           RADIO PROGRAMMING
11   TELEPARABOLAS, S.L.                   MAINTENANCE OF                    1,500      100.00             750             775
                                           PARABOLIC DISHES

12   TELESISTEMA MEXICANO, S.A. DE C.V.    COMMERCIALIZATION OF        132,009,215      100.00       9,901,180      20,070,096
                                           TELEVISION

13   TELEVISA ARGENTINA, S.A.              COMMERCIAL OPERATION          6,920,920      100.00         115,371          43,581
                                           OF TELEVISION

14   TELEVISA, S.A. DE C.V.                PRODUCTION AND                7,555,759       37.67       7,555,759       7,973,126
                                           BROADCASTING OF T.V.
                                           PROGRAMMING

15   TELEVISION INDEPENDIENTE DE           PROMOTION AND                16,997,306       99.96       1,265,724       4,826,530
     MEXICO, S.A. DE C.V.                  DEVELOPMENT OF
                                           COMPANIES

16   CAPITALIZED INTEGRAL COST OF                                                1                                     217,282
     FINANCING, 1994

17   CAPITALIZED INTEGRAL COST OF                                                1                                     383,026
     FINANCING, 1995

18   CAPITALIZED INTEGRAL COST OF                                                1                                      26,558
     FINANCING, 1996

19   CAPITALIZED INTEGRAL COST OF                                                1                                      22,326
     FINANCING, 1998

----------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                               28,683,149      39,655,653

----------------------------------------------------------------------------------------------------------------------------------

     ASSOCIATEDS

1    ARGOS COMUNICACION, S.A. DE C.V.      OPERATION AND/OR             33,000,000       15.30         137,000          13,972
                                           BROADCASTING OF T.V.

2    BOUNCYNET, INC.                       INTERNET PORTAL                   4,700       44.76         158,265          25,004

3    CARDENAS FERNANDEZ & ASSOCIATES,      LIVE ENTERTAINMENT IN                 1       50.00          36,688         (20,876)
     INC.                                  U.S.A.

4    DIBUJOS ANIMADOS MEXICANOS            PRODUCTION OF                 1,735,560       49.00           4,384             530
     DIAMEX, S.A. DE C.V.                  ANIMATED CARTOONS

5    DTH TECHCO PARTNERS                   SERVICES FOR SATELLITE                1       30.00         117,900         239,530
                                           PAY TELEVISION

6    EDITORIAL CLIO, LIBROS Y VIDEOS,      PUBLISHING AND PRINTING       2,627,050       30.00          26,270          12,164
     S.A. DE C.V.                          OF BOOKS AND
                                           MAGAZINES.

7    ENDEMOL MEXICO, S.A. DE C.V.          COMMERCIALIZATION OF          1,635,000       50.00           1,635           6,381
                                           TELEVISION
                                           PROGRAMMING

8    EN VIVO ESPECTACULOS, S. DE R.L.      LIVE ENTERTAINMENT IN                 2      100.00              25          (1,856)
     DE C.V.                               MEXICO

9    GRUPO EUROPRODUCCIONES, S.A.          PROMOTION AND                     7,275       30.00          93,407         107,328
                                           DEVELOPMENT OF
                                           COMPANIES

10   OCESA ENTRETENIMIENTO, S.A. DE        LIVE ENTERTAINMENT IN        14,100,000       40.00       1,095,581         477,618
     C.V.                                  MEXICO

11   SKY LATIN AMERICA, PARTNERS           ADMINISTRATIVE SERV.                  1       30.00           1,974           9,734
                                           FOR THE DTH VENTURES

12   TELEVISORA DEL YAQUI, S.A. DE C.V.    OPERATION AND/OR              4,124,986       15.00             412           5,807
                                           BROADCASTING OF T.V.

13   UNIVISION COMMUNICATIONS, INC.        BROADCASTING OF T.V.         30,187,534       13.23       5,602,976       2,265,923
                                           SPANISH PROGRAMS

----------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATEDS                                                                 7,276,517       3,141,259

----------------------------------------------------------------------------------------------------------------------------------

     OTHER PERMANENT INVESTMENTS                                                                                       151,403

----------------------------------------------------------------------------------------------------------------------------------

     TOTAL                                                                                                          42,948,315
-------------------------------------------------------------------------------------------------------------------------------




                                           MEXICAN STOCK EXCHANGE
                                              SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER: 2      YEAR: 2003
GRUPO TELEVISA, S.A.
                                      PROPERTY, PLANT AND EQUIPMENT

                                           (Thousands of Pesos)
                                                 ANNEX 4                                       CONSOLIDATED
                                                                                             FINAL PRINTING
------------------------------------------------------------------------------------------------------------
       CONCEPT                                                  REVALUATION  DEPRECIATION   CARRYING VALUE
                        ACQUISITION   ACCUMULATED    CARRYING                     ON       (+) REVALUATION
                            COST     DEPRECIATION     VALUE                   REVALUATION  (-) DEPRECIATION
------------------------------------------------------------------------------------------------------------
 DEPRECIATION ASSETS

----------------------

PROPERTY                 3,358,039       920,722    2,437,317    4,841,585     1,607,537        5,671,365

----------------------

MACHINERY                4,531,408     2,299,331    2,232,077    5,465,924     3,833,502        3,864,499

----------------------

TRANSPORT EQUIPMENT        698,307       183,114      515,193      287,956       195,588          607,561

----------------------
OFFICE EQUIPMENT           238,193        97,256      140,937      298,266       190,872          248,331

----------------------

COMPUTER EQUIPMENT         517,668       309,264      208,404      276,053       249,513          234,944

----------------------

OTHER                                                       -                                           -

----------------------------------------------------------------------------------------------------------

DEPRECIABLES TOTAL       9,343,615     3,809,687    5,533,928   11,169,784     6,077,012       10,626,700

----------------------------------------------------------------------------------------------------------

NOT DEPRECIATION
ASSETS

----------------------

GROUNDS                    471,717                    471,717    2,975,709                      3,447,426

----------------------

CONSTRUCTIONS IN
PROCESS                  1,255,041                  1,255,041                                   1,255,041

----------------------

OTHER                                                       -                                           -

----------------------------------------------------------------------------------------------------------

NOT DEPRECIABLE          1,726,758             -    1,726,758    2,975,709             -        4,702,467
TOTAL

----------------------------------------------------------------------------------------------------------

TOTAL                   11,070,373     3,809,687    7,260,686   14,145,493     6,077,012       15,329,167

----------------------------------------------------------------------------------------------------------



                                                              MEXICAN STOCK EXCHANGE
                                                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                                                       QUARTER:   2      YEAR:   2003
GRUPO TELEVISA, S.A.                                                  ANNEX 5

                                                                CREDITS BREAK DOWN

                                                               (Thousands of Pesos)

                                                                                                                     CONSOLIDATED
                                                                                                                   FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------
                                           Denominated         Amortization of Credits in Foreign Currency
                                                                With National Entities (Thousands of $)
                                                          ------------------------------------------------------------
                                            In Pesos                                       Time Interval
                                        ------------------------------------------------------------------------------
                                                       More
Credit Type /        Amortization  Rate of   Until 1   Than     Current  Until 1  Until 2  Until 3  Until 4  Until 5
Institution              Date      Interest   Year    1 Year      Year    Year     Year     Year     Year     Year
----------------------------------------------------------------------------------------------------------------------
BANKS
                      ------------------------------------------------------------------------------------------------

OTHER FINANCIAL
ENTITIES
----------------------------------------------------------------------------------------------------------------------
SINDICADO             12/21/2006     2.09
----------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.          5/1/2008      8.93     40,000  760,000
----------------------------------------------------------------------------------------------------------------------
BANCA SERFIN, S.A.     5/15/2006     6.05     64,000  128,000
----------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.          7/24/2004     5.80    152,625   38,156
----------------------------------------------------------------------------------------------------------------------
BANK OF AMERICA        3/31/2010     2.37
----------------------------------------------------------------------------------------------------------------------
BNP PARIBAS            3/28/2008     1.47
----------------------------------------------------------------------------------------------------------------------
SUNTRUST BANK MIAMI,
NATIONAL                4/1/2008     4.58
----------------------------------------------------------------------------------------------------------------------
INBURSA, S.A.          11/1/2006     6.25      7,854   13,379
----------------------------------------------------------------------------------------------------------------------
BANCO DE BILBAO
VIZCAYA, S.A.          1/30/2006     5.86
----------------------------------------------------------------------------------------------------------------------
LEASING DE OCCIDENTE   3/19/2005    13.86
----------------------------------------------------------------------------------------------------------------------
LEASING DEL VALLE      2/8/2004     13.51
----------------------------------------------------------------------------------------------------------------------
LEASING DE COLOMBIA    3/21/2005    14.53
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                  264,479  939,535       -       -        -       -       -       -
----------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
                      ------------------------------------------------------------------------------------------------
PRIVATE PLACEMENTS
UNSECURED DEBT
----------------------------------------------------------------------------------------------------------------------
HOLDERS                 5/13/2006  12.486
----------------------------------------------------------------------------------------------------------------------
HOLDERS                  8/8/2005   9.069
----------------------------------------------------------------------------------------------------------------------
HOLDERS                 9/13/2011    8.41
----------------------------------------------------------------------------------------------------------------------
HOLDERS                 3/11/2032    8.94
----------------------------------------------------------------------------------------------------------------------
UDI DENOMINATED-NOTES   4/13/2007    8.15            3,553,201
----------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                               - 3,553,201      -       -        -       -       -       -
----------------------------------------------------------------------------------------------------------------------
SUPPLIERS
                      ------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
VARIOUS                                      463,932                  1,100,969
----------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                              463,932        -       - 1,100,969      -       -       -       -
----------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
                     -------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
VARIOUS                                     1,359,822 109,511         283,861  978,218
----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                     1,359,822 109,511       - 283,861  978,218       -       -       -
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                            2,088,2334,602,247      - 1,384,830978,218       -       -       -
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                       Amortization of Credits in Foreign Currency
                       with Foreign Entities (Thousands of $)
                     ---------------------------------------------------------
                                             Time Interval
                     ---------------------------------------------------------

Credit Type /          Current  Until 1  Until 2   Until 3   Until 4   Until 5
Institution              Year    Year     Year      Year      Year      Year
------------------------------------------------------------------------------
BANKS
                     ---------------------------------------------------------

OTHER FINANCIAL
ENTITIES
------------------------------------------------------------------------------
SINDICADO                                 417,520   626,280
------------------------------------------------------------------------------
BANAMEX, S.A.
------------------------------------------------------------------------------
BANCA SERFIN, S.A.
------------------------------------------------------------------------------
BANAMEX, S.A.
------------------------------------------------------------------------------
BANK OF AMERICA           261     262         522       522     522    27,656
------------------------------------------------------------------------------
BNP PARIBAS             2,693   2,693       5,386     5,386   5,386     2,321
------------------------------------------------------------------------------
SUNTRUST BANK MIAMI,
NATIONAL                2,267   1,973       4,294     4,293   4,293     4,294
------------------------------------------------------------------------------
INBURSA, S.A.
------------------------------------------------------------------------------
BANCO DE BILBAO
VIZCAYA, S.A.           3,478   3,478       3,100     1,172
------------------------------------------------------------------------------
LEASING DE OCCIDENTE      219     235         502
------------------------------------------------------------------------------
LEASING DEL VALLE         129     129          13
------------------------------------------------------------------------------
LEASING DE COLOMBIA        47      50          75
------------------------------------------------------------------------------
------------------------------------------------------------------------------
TOTAL BANKS             9,094   8,820     431,412   637,653  10,201    34,271
------------------------------------------------------------------------------
STOCK EXCHANGE
                     ---------------------------------------------------------
PRIVATE PLACEMENTS
UNSECURED DEBT
------------------------------------------------------------------------------
HOLDERS                                              55,770
------------------------------------------------------------------------------
HOLDERS                                 2,087,600
------------------------------------------------------------------------------
HOLDERS                                                             3,131,400
------------------------------------------------------------------------------
HOLDERS                                                             3,131,400
------------------------------------------------------------------------------
UDI DENOMINATED-NOTES
------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE        -       -   2,087,600    55,770       0 6,262,800
------------------------------------------------------------------------------
SUPPLIERS
                     ---------------------------------------------------------


------------------------------------------------------------------------------
------------------------------------------------------------------------------
VARIOUS                       347,241
------------------------------------------------------------------------------
TOTAL SUPPLIERS             - 347,241           -         -       -         -
------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
                     --------------------------------------------------------
------------------------------------------------------------------------------
VARIOUS                     - 202,004      94,036
------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                     - 202,004      94,036         -       -         -
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                        9,094 558,065   2,613,048   693,423  10,201 6,297,071
------------------------------------------------------------------------------


NOTES

     THE BANCO NACIONAL DE MEXICO LOAN WAS REFINACED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED IN THIS SCHEDULE.

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

                      $   10.4380  PESOS PER U.S. DOLLAR
                           0.0036  PESOS PER COLOMBIAN PESO


                                          MEXICAN STOCK EXCHANGE
                                              SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                                   QUARTER: 2   YEAR: 2003
GRUPO TELEVISA, S.A.

                         TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

                                           (Thousands of Pesos)

                                                 ANNEX 6                                    CONSOLIDATED
                                                                                          FINAL PRINTING
--------------------------------------------------------------------------------------------------------
                                  DOLLARS (1)                      OTHER CURRENCIES           TOTAL
                                 ---------------------------------------------------------
         TRADE BALANCE             THOUSANDS     THOUSANDS     THOUSANDS      THOUSANDS     THOUSANDS
                                  OF DOLLARS     OF PESOS      OF DOLLARS     OF PESOS      OF PESOS
--------------------------------------------------------------------------------------------------------
1. INCOME

---------------------------------

EXPORTS                                151,741     1,583,873      52,832       551,460     2,135,333

OTHER                                   24,617       256,952      32,790       342,262       599,214

TOTAL                                  176,358     1,840,825      85,622       893,722     2,734,547
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

2. EXPENDITURE

---------------------------------
---------------------------------

IMPORT (RAW MATERIALS)                 172,713     1,802,778      48,578       507,057     2,309,835

INVESTMENTS                             19,043       198,771         574         5,991       204,762

OTHER                                   69,264       722,978       9,162        95,633       818,611

TOTAL                                  261,020     2,724,527      58,314       608,681     3,333,208
-----------------------------------------------------------------------------------------------------

NET BALANCE                            (84,662)     (883,702)     27,308       285,041      (598,661)
-----------------------------------------------------------------------------------------------------

FOREIGN MONETARY POSITION

---------------------------------

TOTAL ASSETS                           609,616     6,363,172     172,644     1,802,058     8,165,230
LIABILITIES POSITION                 1,179,235    12,308,855      27,122       283,100    12,591,955
SHORT-TERM LIABILITIES POSITION        165,713     1,729,712      25,894       270,282     1,999,994

LONG-TERM LIABILITIES POSITION       1,013,522    10,579,143       1,228        12,818    10,591,961

-----------------------------------------------------------------------------------------------------
NET BALANCE                           (569,619)   (5,945,683)    145,522     1,518,958    (4,426,725)
-----------------------------------------------------------------------------------------------------


NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   10.4380   PESOS PER U.S. DOLLAR
                12.1900   PESOS PER EURO
                 3.7412   PESOS PER ARGENTINEAN PESO
                10.4380   PESOS PER PANAMANIAN BALBOA
                 0.0147   PESOS PER CHILEAN PESO
                 0.0036   PESOS PER COLOMBIAN PESO
                 3.0063   PESOS PER PERUVIAN NUEVO SOL
                 1.8584   PESOS PER FRENCH FRANC
                17.4000   PESOS PER POUNDS STERLING
                 1.3270   PESOS PER SWEDISH CROWN
                10.4380   PESOS PER ECUADORIAN SUCRE
                 6.2326   PESOS PER GERMAN MARK
                 0.0890   PESOS PER JAPANESE YEN
                 7.6800   PESOS PER SWISS FRANC

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

THE ASSETS IN U.S. DOLLARS INCLUDES NON-CURRENT ASSETS OF U.S. $231,282



                                        MEXICAN STOCK EXCHANGE
                                            SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                           QUARTER:   2  YEAR:   2003
GRUPO TELEVISA, S.A.
                                        INTEGRATION AND INCOME
                                  CALCULATION BY MONETARY POSITION (1)
                                         (Thousands of Pesos)

                                               ANNEX 7                                    CONSOLIDATED
                                                                                        FINAL PRINTING
-------------------------------------------------------------------------------------------------------
                                                     (ASSET) LIABILITIES                  MONTHLY
        MONTH            MONETARY       MONETARY         MONETARY         MONTHLY         (PROFIT)
                          ASSETS       LIABILITIES       POSITION        INFLATION        AND LOSS
-------------------------------------------------------------------------------------------------------
JANUARY                   20,429,156      20,993,316        564,160           0.00            2,280

FEBRUARY                  20,797,035      19,270,603     (1,526,432)          0.00           (4,239)

MARCH                     21,536,121      21,190,078       (346,043)          0.00           (2,184)

APRIL                     18,782,879      21,528,691      2,745,812           0.00            4,687

MAY                       17,744,873      21,311,377      3,566,504           0.00          (11,506)

JUNE                      19,009,230      21,578,802      2,569,572           0.00            1,259

JULY                                                              -           0.00                -

AUGUST                                                            -           0.00                -

SEPTEMBER                                                         -           0.00                -

OCTOBER                                                           -           0.00                -

NOVEMBER                                                          -           0.00                -

DECEMBER                                                          -           0.00                -

ACTUALIZATION:                                                    -                             (20)

CAPITALIZATION:                                                   -                               -

FOREIGN CORP.:                                                    -                          10,867

OTHER                                                             -                         (51,039)

----------------------------------------------------------------------------------------------------
TOTAL                                                                                       (49,895)
----------------------------------------------------------------------------------------------------


NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES FOR PS. 50,423 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                          QUARTER: 2   YEAR: 2003
GRUPO TELEVISA, S.A.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                  ANNEX 8                         CONSOLIDATED
                                                                FINAL PRINTING
------------------------------------------------------------------------------
               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                      ACTUAL SITUATION OF FINANCIAL LIMITED

------------------------------------------------------------------------------

     AT JUNE 30, 2003, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                       -----------------------------------
                         C.P. JORGE LUTTEROTH ECHEGOYEN
                           CONTROLLER, VICE-PRESIDENT





                           MEXICO, D.F. JULE 16, 2003


------------------------------------------------------------------------------

------------------------------------------------------------------------------
                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

------------------------------------------------------------------------------

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.


                                        MEXICAN STOCK EXCHANGE
                                           SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                          QUARTER:   2       YEAR: 2003
GRUPO TELEVISA, S.A.

                            PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                ANNEX 9                                           CONSOLIDATED
                                                                                                FINAL PRINTING
--------------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                 ECONOMIC ACTIVITY                         PLANT           UTILIZATION
                                                                                CAPACITY (1)           (%)
--------------------------------------------------------------------------------------------------------------
TELEVISION:                                                                         0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
AUDIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C     BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO           SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.     THE AZTECA STADIUM.                               0                  0
COMUNICACIONES MTEL, S.A. DE      NATIONWIDE PAGING.                                0                  0
AUDIOMASTER 3000, S.A. DE C.V     DUBBING, DUBBING EQUIPMENT AND                    0                  0
                                  STUDIOS, AND ADMINISTRATIVE                       0                  0
                                  OFFICES.                                          0                  0

-----------------------------------------------------------------------------------------------------------------------

NOTES



                                                MEXICAN STOCK EXCHANGE
                                                      SIFIC/ICS

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER: 2          YEAR: 2003
GRUPO TELEVISA, S.A.
    MAIN RAW MATERIALS

                                                      ANNEX 10                                              CONSOLIDATED
                                                                                                          FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------------
                                      MAIN                                          MAIN           DOM.        COST
         DOMESTIC                  SUPPLIERS                FOREIGN               SUPPLIERS       SUBST.    PRODUCTION
                                                                                                               (%)
-------------------------------------------------------------------------------------------------------------------------
TAPES  AND VIDEOCASSETTE    HEWLETT PACKARD,
FOR RECORDING               S.A. DE C.V.                                                                            0.22
                            FUJI FILM, S.A. DE C.V.                                                                 0.02
                                                     VIDEOCASSETTE

                                                     FOR RECORDING          COLOR CASSETES          YES             0.40
PROGRAMS AND FILMS          CIMA FILMS, S.A.
                            DE C.V.                                                                                 0.24
                            CINEMATOGRAFICA
                            CALDERON, S.A.                                                                          0.23
                            CINEMATOGRAFICA
                            FILMEX, S.A. DE C.V.                                                                    0.14
                            CINEMATOGRAFICA
                            RODRIGUEZ, S.A.                                                                         0.51
                            CHURUBUSCO, S.A.                                                                        0.57
                            DIANA INTERNACIO
                            NAL  FILMS, S.A.                                                                        2.90
                            DISTRIBUIDORA RO
                            MARI, S.A. DE C.V.                                                                      0.87
                            GRUPO GALINDO,
                            S.A. DE C.V.                                                                            0.28
                            GUIAS, S.A. DE C.V.                                                                     0.34
                            GUSSI, S.A. DE C.V.                                                                     2.87
                            NUVISION, S.A.                                                                          0.23
                            PELICULAS  RODRI
                            GUEZ, S.A.                                                                              0.65
                            PELICULAS Y VI
                            DEOS INTERNACIO
                            NALES, S.A.                                                                             0.53
                            PRODUCCIONES
                            ALFA AUDIOVISUAL
                            S.A. DE C.V.
                            PRODUCCIONES                                                                            0.17
                            PRODUCCIONES
                            GALUBI, S.A.                                                                            0.14
                            QUALITY FILMS, S.A.                                                                     0.16
                            SECINE, S.A. DE C.V.                                                                    0.44
                            UNION INTERNACIONAL
                            S.A. DE C.V.                                                                            0.06
                            OTROS                                                                                   1.97

                                                     PROGRAMS AND FILMS     ABC DISTRIBUTION
                                                                            COMPANY                 NO              1.19
                                                                            ALFRED HABER
                                                                            DISTRIBUTION, INC.      NO              0.93
                                                                            ALLIANCE
                                                                            INTERNATIONAL           NO              0.68
                                                                            ARGENTINA SONO
                                                                            FILMS, S.A.             NO              0.09
                                                                            B.R.B. INTERNA
                                                                            CIONAL, S.A.            NO              0.37
                                                                            BKN TELEVISION
                                                                            SALES,S.A.              NO              0.42
                                                                            BUENAVISTA
                                                                            INTERNATIONAL
                                                                            INC.                    NO              0.21
                                                                            CANAL + DISTRI
                                                                            BUTION                  NO              0.30
                                                                            CARSEY WERNER
                                                                            DISTRIBUTION,INC.       NO              0.19
                                                                            CBS BROADCAST
                                                                            INTERNATIONAL           NO              1.73
                                                                            CINAR FILMS, INC.       NO              0.68
                                                                            CLOVERWAY, INC.         NO              0.22
                                                                            CONSTELLATION
                                                                            PICTURES, INC.          NO              2.26
                                                                            DARGAUD MARINA          NO              0.22
                                                                            DREAMWORKS              NO              1.20
                                                                            ENOKI FILMS,
                                                                            LTD.                    NO              0.57
                                                                            EVERGREEN ENTER
                                                                            TAINMENT CORP.          NO              0.49
                                                                            FIREWORKS INTER
                                                                            NATIONAL                NO              1.18
                                                                            FREMANTLE INTER
                                                                            NATIONAL DISTRI
                                                                            BUTION, LTD.            NO              0.61
                                                                            HALLMARK ENTER
                                                                            TAINMENT DISTRI
                                                                            BUTION, CO.             NO              0.16
                                                                            HASBRO, INC.            NO              0.15
                                                                            HEARTS
                                                                            ENTERTAINMENT,
                                                                            INC.                    NO              0.38
                                                                            HIGHPOINT
                                                                            PRODUCTIONS INC.        NO              0.52
                                                                            INDEPENDENT
                                                                            INTERNATIONAL
                                                                            T.V. INC.               NO              3.22
                                                                            LUCASFILM, LTD.         NO              1.13
                                                                            MGM/UA TELECOM
                                                                            MUNICATIONS, INC.       NO              1.82
                                                                            MORGAN CREEK
                                                                            INTERNATIONAL           NO              0.53
                                                                            MTV NETWORKS A
                                                                            DIVISION OF VIACOM
                                                                            INT.                    NO              1.04
                                                                            MULTIMEDIA GROUP
                                                                            OF CANADA               NO              0.36
                                                                            NBC INTERNATIONAL       NO              0.78
                                                                            NELVANA INTERNA
                                                                            TIONAL, LIMITED         NO              0.30
                                                                            NEW LATIN IMAGE
                                                                            CORPORATION             NO              0.63
                                                                            NGTV INTERNATIO
                                                                            NAL, LTD.               NO              0.29
                                                                            PARAMOUNT
                                                                            PICTURES, CORP.         NO              7.59
                                                                            RCN TELEVISION,
                                                                            S.A.                    NO              0.35
                                                                            RYSHER ENTER
                                                                            TAINMENT, INC.          NO              0.60
                                                                            SABAN INTERNA
                                                                            TIONAL, N.V.            NO              0.07
                                                                            SALSA
                                                                            DISTRIBUTION            NO              0.52
                                                                            SALSA
                                                                            ENTERTAINMENT           NO              0.41
                                                                            SESAME WORKSHOP         NO              0.17
                                                                            SONY CORPORA
                                                                            TION OF AMERICA         NO              9.91
                                                                            SPI INTERNATIO
                                                                            NAL, INC.               NO              0.63
                                                                            STUDIOCANAL IMAGE       NO              0.13
                                                                            SUNBOW ENTER
                                                                            TAINMENT                NO              0.42
                                                                            TELEVISION FILM
                                                                            DISTRIBUTION            NO              0.27
                                                                            TELEVIX ENTERTAIN
                                                                            MENT                    NO              0.19
                                                                            TEPUY INTER
                                                                            NATIONAL, INC.          NO              2.94
                                                                            TOEI ANIMATION
                                                                            CO., LTD                NO              1.00
                                                                            TOP ENTERTAINMENT
                                                                            PRODUCTS, INC.          NO              0.35
                                                                            TURNER INTER
                                                                            NATIONAL,INC.           NO              0.23
                                                                            TWENTIETH CEN
                                                                            TURY FOX, INC.          NO              5.04
                                                                            UNIVERSAL STUDIOS
                                                                            INTERNATIONAL, B.V.     NO              9.07
                                                                            VENEVISION INTER
                                                                            NATIONAL, LTD.          NO              1.41
                                                                            VENTURA FILM
                                                                            DISTRIBUTORS BV         NO              0.86
                                                                            WARNER BROS.
                                                                            INTERNATIONAL
                                                                            TELEVISION              NO             11.92
                                                                            WHILAND COMPANY         NO              1.77
                                                                            WORLD EVENTS
                                                                            LLC.                    NO              0.10
                                                                            WORDLDIVISION
                                                                            ENTERPRISES, INC.       NO              2.51
                                                                            XYSTUS, LLC.            NO              0.53
                                                                            ZACH MOTION
                                                                            PICTURES,INC.           NO              0.45
                                                                            OTHERS                                  2.41
COAXIAL CABLE RG            NACIONAL DE
                            CONDUCTORES,
                            S.A. DE C.V.                                                                           39.00
PLASTIC STAPLE              TV CABLE DE
                            COLOTLAN, S.A. C.V.                                                                     0.10
SINGLE  TELEGRIP            CORPODISENO DE
                            HERRAJES, S.A.                                                                          0.63
IDENTIFICATION PLAQUE       RIBANDI, S.A. DE C.V.                                                                   0.42
                                                     HILTI  BOLT            HILTI  MEXICANA,
                                                                            S.A. DE C.V.            NO              0.23
                                                     SWITCH                 CABLENETWORK
                                                                            MEXICO                  NO              0.14
                                                     SWITCH                 DISTRIBUIDORA Y
                                                                            COMERCIALIZADORA        YES             4.23
                                                     TWO OUTLET DEVICE AC   TVC CORPORATION         YES             0.53
                                                     200
COUCHE PAPER                DISTRIBUIDORA DE
                            PAPEL                                                                                   0.77
                            PRODUCTORA NAL.
                            DE PAPEL                                                                                0.41
                                                     COUCHE PAPER           BOWATER INCOR
                                                                            PORATED                 YES             1.44
                                                                            WEB SOURCE              YES             3.97
                                                                            FINNIPAP                YES            16.29
                                                                            TEMBEC, INC.            YES             7.00
                                                                            BULKLEY DUNTON          YES            21.77
                                                                            FOREST QUEST INC        YES             0.48
                                                                            MYLLLIKOSKI
                                                                            PAPEL                   YES            17.00
                                                                            M REAL                  YES             3.00
                                                                            NORKE CANADA            YES             0.13
                                                                            UPM KYMMENE SEAS        YES             1.20
                                                                            STORAENSO INTE          YES             0.09
PAPER AND IMPRESSION        PRODUCTORA CO
                            MERCIALIZADORA Y
                            EDITORES DE LI
                            BROS, S.A. DE C.V.                                                                     14.63
                            OFFSET
                            MULTICOLOR                                                                             14.44
                            GRAFICAS LA
                            PRENSA, SA DE CV                                                                        0.22
                                                     PAPER AND              EDITORIAL ANTAR
                                                     IMPRESSION             TICA QUEBEC, S.A.       YES             3.53
                                                                            GRUPO OP GRAFICAS
                                                                            S.A.                    YES             0.28
                                                                            PRINTER COLOMBIA
                                                                            NA, S.A.                YES             1.56
                                                                            GRUPO EDITORIAL
                                                                            MOLINA, S.A.            YES             0.04
                                                                            ST. IVES, INC.          YES             7.82
                                                                            BEST LITHO              YES             0.49
                                                                            EDITORES, S.A.          YES             0.06
                                                                            RR DONELLY              YES             3.03
                                                                            GUAD GRAPHICS           YES             4.47
-------------------------------------------------------------------------------------------------------------------------




                          MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE:  TLEVISA                       QUARTER 2  YEAR:  2003
GRUPO TELEVISA, S.A.

                          SALES DISTRIBUION BY PRODUCT

                                    ANNEX 11

                           DOMESTIC SALES CONSOLIDATED

                            TOTAL PRODUCTION         NET SALES                            MAIN
                            -----------------     -----------------    MARKET   -----------------------------
         MAIN PRODUCTS      VOLUME     AMOUNT     VOLUME   AMOUNT      SHARE %   TRADEMARKS    CUSTOMERS
         -------------      ------     ------     ------   ------      -------   ----------    ----------

TELEVISION:
----------

PROGRAMMING HALF HOURS
PRODUCED

(DOMESTIC)                 50.000

ADVERTISED TIME SOLD (HALF                           3    6,176,791                             PROCTER & GAMBLE DE MEXICO, S.A.
HOURS)                                                                                          DE C.V.
                                                                                                THE COCA-COLA EXPORT COMPANY.
                                                                                                UNILEVER DE MEXICO, S.A. DE C.V.
                                                                                                SABRITAS, S. DE R.L. DE C.V.
                                                                                                GRUPO BIMBO, S.A. DE C.V.
                                                                                                PEPSI COLA MEXICANA, S.A DE C.V.
                                                                                                CERVECERIA MODELO, S.A. DE C.V.
                                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                                                DANONE DE MEXICO, S.A. DE C.V.
                                                                                                NESTLE MEXICO, S.A. DE C.V.
                                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE
                                                                                                C.V.
                                                                                                CENTRAL IMPULSORA, S.A. DE C.V.
                                                                                                COSBEL, S.A. DE C.V.
                                                                                                FRUGOSA, S.A. DE C.V.
OTHER INCOME                                                277,465
PROGRAMMING FOR PAY TELEVISION:
------------------------------

SALE OF SIGNALS                                             223,100
ADVERTISED TIME SOLD                                         24,462

PUBLISHING:
-----------

MAGAZINE CIRCULATION        64,215    455,088   28,010      311,984             TV Y NOVELAS    GENERAL PUBLIC (AUDIENCE)
                                                                                 MAGAZINE,      DEALERS
                                                                                TELEGUIA        COMMERCIAL CENTERS (MALLS)
                                                                                 MAGAZINE
                                                                                VANIDADES
                                                                                 MAGAZINE
                                                                                COSMOPOLITAN
                                                                                 MAGAZINE
                                                                                BIOGRAPHICAL
                                                                                 BOOKS
                                                                                SOCCERMANIA
                                                                                 MAGAZINE
                                                                                MEN'S HEALTH
                                                                                 MAGAZINE
                                                                                TU MAGAZINE
                                                                                MUY INTERESANTE
                                                                                 MAGAZINE

PUBLISHING
                                                           204,849                              VARIOUS
PUBLISHING DISTRIBUTION:                         9,506     251,875              MAGAZINE:
------------------------
                                                                                "SELECCIONES"
                                                                                "BIBLIOTECA
                                                                                TOLKIEN" "PRINCESAS DE
                                                                                PORCELANA" "GRANDES
                                                                                PROTAGONISTAS DE LA
                                                                                HISTORIA" "REVISTA DEL
                                                                                CONSUMIDOR"
CABLE TELEVISION:
-----------------

ANALOGIC AND DIGITAL SERVICE                                451,433                             GENERAL PUBLIC
SERVICE INSTALLATION                                          4,511                             OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                    647                             CERVECERIA MODELO, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                     9,482                             GRUPO WARNER LAMBERT MEXICO, S. DE
                                                                                                 R.L DE C.V.
OTHER                                                        10,715                             DAIMLERCHRYSLER DE MEXICO, S.A. DE
                                                                                                 C.V.
                                                                                                FORD MOTOR COMPANY, S.A. DE C.V.
                                                                                                THE COCA COLA EXPORT COMPANY.
                                                                                                KIMBERLY CLARK DE MEXICO, S.A. DE
                                                                                                 C.V.
                                                                                                BANCO NACIONAL DE MEXICO, S.A.
                                                                                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                                BAYER DE MEXICO, S.A. DE C.V.
                                                                                                BURGER KING MEXICANA, S.A. DE C.V.
                                                                                                EL PALACIO DE HIERRO, S.A. DE C.V.
RADIO:
------

ADVERTISED TIME SOLD                                         94,899                             CERVECERIA MODELO, S.A. DE C.V.
                                                                                                ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                                                VENTAS Y SERVICIOS AL CONSUMIDOR,
                                                                                                S.A. DE C.V.
                                                                                                PUBLICIDAD EN MASA, S.A. DE C.V.
                                                                                                GIGANTE, S.A. DE C.V.
                                                                                                PARTIDOS POLITICOS
                                                                                                COMERCIAL MEXICANA
                                                                                                EMBOTELLADORA MEXICANA, S.A. DE
                                                                                                C.V.
                                                                                                RR PRODUCCIONES, S.A. DE C.V.
                                                                                                BURGER KING MEXICANA, S.A. DE C.V.
OTHER BUSINESSES:
-----------------

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                             305,749                             VIDEOVISA, S.A. DE C.V.
                                                                                                CINEMEX, S.A. DE C.V.
                                                                                                CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                                ORGANIZACION RAMIREZ, S.A. DE C.V.
                                                                                                COMPANIA OPERADORA DE TEATROS,
                                                                                                 S.A. DE C.V.
                                                                                                GENERAL PUBLIC (AUDIENCE)

SPECIAL EVENTS AND SHOW                                     209,176             AMERICA         GENERAL PUBLIC (AUDIENCE)
PROMOTION
                                                                                NECAXA          FEDERACION MEXICANA DE FUTBOL, A.C.
                                                                                REAL SAN LUIS
NATIONWIDE PAGING SERVICE                                   127,209             SKYTEL          FERROCARRILES NACIONALES DE
                                                                                                MEXICO, S.A.
                                                                                                BANCO NACIONAL DE MEXICO, S.A.
                                                                                                HEWLETT PACKARD DE MEXICO, S.A. DE
                                                                                                C.V.
                                                                                                COMISION FEDERAL DE ELECTRICIDAD
                                                                                                EDS DE MEXICO, S.A. DE C.V.
                                                                                                INTEGER, S.A. DE C.V.
                                                                                                FERROSUR, S.A. DE C.V.
                                                                                                SECRETARIA DE GOBERNACION
                                                                                                SCHERING PLOUGH, S.A. DE C.V..
                                                                                                BBVA BANCOMER, S.A.
                                                                                                UNILEVER, S.A. DE C.V.
                                                                                                I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                                            28,065             ESMAS.COM       MEDIA CONTACTS, S.A. DE C.V.
                                                                                                NIKE DE MEXICO, S.A. DE C.V.
                                                                                                MOTOROLA DE MEXICO, S.A. DE C.V.
                                                                                                TELEFONOS DE MEXICO, S.A. DE C.V.
DUBBING SERVICES                                              2,810                             DISTRIBUIDORA ROMARI, S.A. DE C.V.

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          455,088    8,715,222
-----------------------------------------------------------------------------------------------------------------------------------

Annex 11A

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA             QUARTER:   2             YEAR:   2003
GRUPO TELEVISA, S.A.

                          SALES DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                           FOREIGN SALES CONSOLIDATED


                            TOTAL PRODUCTION         NET SALES                              MAIN
                            -----------------     -----------------                ----------------------------
         MAIN PRODUCTS      VOLUME     AMOUNT     VOLUME   AMOUNT    DESTINATION    TRADEMARKS      CUSTOMERS
         -------------      ------     ------     ------   ------    ----------      ----------      ----------



TELEVISION
BROADCASTING:
-----------

ADVERTISING
TIME SOLD                             182,541                      UNITED STATES                    CPIF VENTURE, INC.
                                                                   OF AMERICA                       VISA INTERNATIONAL SERVICE
                                                                                                    ASSOCIATION
                                                                                                    NISSIN FOOD PRODUCTS, CO LTD.
                                                                                                    MASTER CARD INTERNATIONAL GLOBAL
                                                                                                    MARKETING
                                                                                                    CHEIL COMMUNICATIONS,INC.
                                                                                                    REYNOLDS CONSUMER PRODUCTS
PROGRAMMING FOR PAY
TELEVISION:
-------------------

SALES OF SIGNALS                                           48,645  SPAIN
                                                                   ARGENTINA
                                                                   CHILE
                                                                   GUATEMALA
PROGRAM LICENSING:                                                 COLOMBIA
------------------
PROGRAMMING AND ROYALTIES                                 830,851  UNITED STATES   TELEVISA         MCCANN ERICKSON
                                                                    OF AMERICA
                                                                   CENTRAL AMERICA TELEVISA         MINDSHARE
                                                                   CARIBBEAN       TELEVISA         BBDO WORLDWIDE
                                                                   EUROPE          TELEVISA         SPOTPLUS
                                                                   SOUTH           TELEVISA         CARAT, INC.
                                                                    AMERICA
                                                                   AFRICA          TELEVISA         OPTIMUM MEDIA, INC.
                                                                   ASIA            TELEVISA         GREY ADVERTISING, INC.
                                                                                                    INITIATIVE MEDIA, INC.
                                                                                                    GSD&M
                                                                                                    DAILEY & ASSOCIATES
PUBLISHING:
-----------

MAGAZINE CIRCULATION,
BOOKS AND ADVERTISING                           11,893    170,034  GUATEMALA AND   T.V. Y NOVELAS   GENERAL PUBLIC (AUDIENCE)
                                                                    COSTA RICA       MAGAZINE
                                                                   UNITED STATES   BIOGRAPHICAL     DEALERS
                                                                    OF AMERICA      BOOKS
                                                                   PANAMA          VANIDADES
                                                                                     MAGAZINE
                                                                   SOUTH AMERICA   COSMOPOLITAN
                                                                                     MAGAZINE
                                                                   CENTRAL AMERICA TU  MAGAZINE
PUBLISHING                                                 91,059
PUBLISHING DISTRIBUTION:                         6,067    480,543  PANAMA          SEMANA MAGAZINE  GENERAL PUBLIC (AUDIENCE)
------------------------                                           SOUTH AMERICA   SELECCIONES
                                                                                    MAGAGINE
                                                                                   CROMOS MAGAZINE
                                                                                   CAMBIO 16
                                                                                    MAGAZINE
                                                                                   HAGA FACIL
                                                                                    MAGAZINE
OTHER BUSINESSES:
-----------------

DUBBING SERVICES                                           17,363  UNITED STATES                    VIDEX INTERNATIONAL, S.A
                                                                   OF AMERICA                       COLUMBIA TRISTAR INTERNATIONAL
                                                                                                    TELEVISION
                                                                                                    C.B.S. BROADCAST INTERNATIONAL
                                                                                                    TWENTIETH CENTURY FOX
                                                                                                    INTERNATIONAL TELEVISION
                                                                                                    TELEVIX ENTERTAINMENT



-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                   1,821,036
-----------------------------------------------------------------------------------------------------------------------------------

Annex 12

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                     QUARTER:   2     YEAR:   2003
GRUPO TELEVISA, S.A.

                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

-------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

-------------------------------------------------------------------------------
NFEA BALANCE TO DECEMBER 31st OF:            2002                    4,450,597

Number of shares Outstanding at the Date of the NFEA:            9,133,040,705
                    (Units)
____ ARE THE FIGURES FISCALLY AUDITED?  ____  ARE FIGURES FISCALLY CONSOLIDATED?
-------------------------------------------------------------------------------

                        DIVIDENDS COLLECTED IN THE PERIOD
-------------------------------------------------------------------------------
                              NUMBER OF SHARES
QUARTER        SERIES         OUTSTANDING        DATE OF SETTLEMENT      AMOUNT
--------------------------------------------------------------------------------
   0             0                0.00                                   0.00
-------------------------------------------------------------------------------

                  DETERMINATION OF THE NFEA OF THE PRESENT YEAR
-------------------------------------------------------------------------------

NFE FROM THE PERIOD FROM JANUARY 1 TO                 31 OF DECEMBER, 2003

     FISCAL EARNINGS                                                 0
     - DETERMINED INCOME                                             0
     + DEDUCTED WORKER'S PROFIT SHARING                              0
     - DETERMINED WORKER                                             0
     - DETERMINED RFE                                                0
     - NON DEDUCTIBLES                                               0
     NFEA OF PERIOD:                                                 0
-------------------------------------------------------------------------------

                  BALANCE OF THE NFEA AT THE END OF THE PERIOD
                           (Present Year Information)
-------------------------------------------------------------------------------

NFEA BALANCE TO 30 OF JUNE OF 2003                                   4,514,943

Number of Shares Outstanding at the Date of the NFEA:            9,073,224,605
                    (Units)
-------------------------------------------------------------------------------

                          MODIFICATION BY COMPLEMENTARY

-------------------------------------------------------------------------------

NFEA BALANCE TO:  DECEMBER 31st OF: 0000                             0
Number of Shares Outstanding at the Date of the NFEA:                0
                    (Units)

Annex 12-A

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                     QUARTER:   2     YEAR:   2003
GRUPO TELEVISA, S.A.

                                   ANNEX 12-A
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

-------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

-------------------------------------------------------------------------------
NFEA BALANCE TO DECEMBER 31st OF: 2002                                  287,406

Number of shares Outstanding at the Date of the NFEAR:            9,133,040,705
                    (Units)
____ ARE THE FIGURES FISCALLY AUDITED?  ____  ARE FIGURES FISCALLY CONSOLIDATED?
-------------------------------------------------------------------------------

           DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM THE NFEAR
-------------------------------------------------------------------------------
                              NUMBER OF SHARES
QUARTER        SERIES         OUTSTANDING        DATE OF SETTLEMENT      AMOUNT
--------------------------------------------------------------------------------
   0             0                0.00                                   0.00
-------------------------------------------------------------------------------

                  DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
-------------------------------------------------------------------------------

NFEA FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER, 2003

     FISCAL EARNINGS
     + DEDUCTED WORKERS' PROFIT SHARING
     - DETERMINED INCOME TAX:
     - NON-DEDUCTIBLES
 - (+) EARNINGS (LOSS) FROM FOREIGN OF PROFIT:
       DETERMINED RFE OF THE FISCAL YEAR
       - INCOME TAX (DEFERRED ISR):
       * FACTOR TO DETERMINE THE NFEAR:
         NFEA FROM THE PERIOD:
-------------------------------------------------------------------------------

                  BALANCE OF THE NFEA AT THE END OF THE PERIOD

-------------------------------------------------------------------------------

NFEAR BALANCE TO 30 OF JUNE OF 2003                                    200,015

Number of Shares Outstanding at the Date of the NFEA:            9,073,224,605
                    (Units)
-------------------------------------------------------------------------------

                          MODIFICATION BY COMPLEMENTARY

-------------------------------------------------------------------------------

NFEA BALANCE TO:  DECEMBER 31st OF: 2002                                     0
Number of Shares Outstanding at the Date of the NFEA:                        0
                    (Units)

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ------------------------------------
                                               (Registrant)


Dated:  July 21, 2003                   By /s/ Jorge Lutteroth Echegoyen
                                           ---------------------------------
                                        Name:    Jorge Lutteroth Echegoyen
                                        Title:   Controller, Vice-President